EXHIBIT 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER
BY AND AMONG
PROOFPOINT, INC.,
WALES ACQUISITION SUB CORP.,
WOMBAT SECURITY TECHNOLOGIES, INC.
AND
SHAREHOLDER REPRESENTATIVE SERVICES LLC,
AS STOCKHOLDERS’ AGENT
FEBRUARY 2, 2018

SCHEDULES AND EXHIBITS
Schedules
Schedule 1.1    -    Permitted Encumbrances
Schedule 1.4    -    Consent to Assignment and Notice of Assignment Contracts
Schedule 2.2    -    Capitalization
Schedule 2.3    -    Subsidiaries
Schedule 2.4    -    Due Authorization; Noncontravention
Schedule 2.5    -    Litigation
Schedule 2.8    -    Intellectual Property
Schedule 2.9    -    Company Financial Statements
Schedule 2.10    -    Title to Property and Assets
Schedule 2.11    -    Activities Since the Company Balance Sheet Date
Schedule 2.13    -    No Finder’s Fees; Transaction Expenses
Schedule 2.14    -    Insurance
Schedule 2.15    -    Tax Returns and Payments
Schedule 2.16    -    List of Material Agreements
Schedule 2.18    -    Customers and Suppliers
Schedule 2.20    -    Employee Matters
Schedule 4.2    -    Open Positions
Schedule 5.3    -    Employment Agreements or Indemnification Agreements

Exhibits
Exhibit A    -    Form of Non-Compete Agreement
Exhibit B    -    Form of Joinder Agreement
Exhibit C    -    Form of Company Stockholder Consent
Exhibit D    -    Key Employees
Exhibit E    -    Major Stockholders
Exhibit F    -    Form of Option Cancellation Agreement
Exhibit G    -    Form of Installment Payment Agreement
Exhibit H    -    Form of Warrant Cancellation Agreement
Exhibit I    -     Form of Certificate of Merger
Exhibit J    -    Form of Escrow Agreement
Exhibit K-1    -    Form of IRS Notice
Exhibit K-2    -    Form of FIRPTA Notification Letter
Exhibit L    -    Form of Letter of Transmittal

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of February 2, 2018 (the “Agreement Date”), by and among Proofpoint, Inc., a Delaware corporation (“Acquirer”), Wales Acquisition Sub Corp., a Delaware corporation and wholly-owned subsidiary of Acquirer (“Merger Sub”), Wombat Security Technologies, Inc., a Delaware corporation (the “Company”) and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as Stockholders’ Agent.
RECITALS
A.    The Boards of Directors of each of the Company, Merger Sub and Acquirer have determined that it would be advisable and in the best interests of their respective companies and the securityholders of their respective companies that Merger Sub merge with and into the Company in a statutory reverse-triangular merger (the “Merger”), with the Company to survive the Merger (occasionally referred to herein as the “Surviving Corporation”), on the terms and subject to the conditions set forth in this Agreement, and, in furtherance thereof, have approved the Merger, this Agreement and the other transactions and agreements contemplated by this Agreement (the “Ancillary Agreements”).
B.    Concurrently with the execution of this Agreement and as a material inducement to the willingness of Acquirer to enter into this Agreement, each of the Chief Executive and the Key Employees is executing and delivering to Acquirer (i) an employment offer letter, including Acquirer’s standard, proprietary information, invention assignment agreements and related matters, (each collectively an “Offer Letter”) and (ii) a Non-Compete Agreement substantially in the form attached as Exhibit A (each a “Non-Compete Agreement”), in each case to become effective as of and subject to the occurrence of the Closing.
C.    Concurrently with the execution and delivery of this Agreement, the Company will obtain from each of the Major Stockholders a duly executed counterpart to a joinder agreement substantially in the form attached hereto as Exhibit B (the “Joinder Agreement”), and immediately following the execution and delivery of this Agreement, the Company will obtain from each of the Major Stockholders a written consent substantially in the form attached hereto as Exhibit C (the “Company Stockholder Consent”), approving the merger and adopting this Agreement.
D.    The Company, Merger Sub and Acquirer desire to make certain representations, warranties, covenants and other agreements in connection with the Merger as set forth herein.
NOW, THEREFORE, in consideration of the representations, warranties, covenants and other agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:
ARTICLE I
THE MERGER
1.1    Certain Definitions. As used in this Agreement, the following terms shall have the meanings indicated below. Unless indicated otherwise, all mathematical calculations contemplated hereby shall be rounded to the fifth decimal place.

“Acquirer Trading Price” means the per share closing price of Acquirer Common Stock on the NASDAQ as reported on Yahoo! Finance two Business Days immediately preceding the Closing Date.
“Acquirer Common Stock” means the common stock of Acquirer.
“Acquisition Proposal” means any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry or indication of interest by Acquirer) contemplating or otherwise relating to any Acquisition Transaction.
“Acquisition Transaction” means (i) a merger, consolidation or other business combination of the Company or any Subsidiary, (ii) a restructuring, recapitalization or liquidation of the Company or any Subsidiary or (iii) an acquisition or disposition of any stock or material assets of the Company or any Subsidiary.
“Affiliate” has the meaning set forth in Rule 144 promulgated under the Securities Act.
“Aggregate Exercise Price” means the aggregate exercise price of all In-the-Money Options and Vested In-the-Money Warrants that are issued, outstanding and unexercised immediately prior to the Effective Time.
“Antitrust Laws” means the HSR Act and all federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.
“Buchanan” has the meaning set forth in Section 6.6.
“Business Day” means a day (i) other than Saturday or Sunday and (ii) on which commercial banks are open for business in San Francisco, California.
“Change of Control Bonus Amount” means any amounts payable to the Chief Executive pursuant to Section 5 of Schedule A of that certain Executive Employment Agreement between the Company and the Chief Executive, dated as of March 7, 2014 and amended as of July 8, 2014 and May 14, 2015.
“Change of Control Bonus Adjustment Amount” means the quotient obtained by dividing (i) the Change of Control Bonus Amount by (ii) (A) the aggregate number of shares of Company Series A Preferred Stock and Company Common Stock, plus (B) the aggregate number of shares subject to In-the-Money Options and Vested In-the-Money Warrants issued and outstanding immediately prior to the Effective Time.
“Chief Executive” means Joe Ferrara.
“Closing Payment” means (i) $225,000,000, plus (ii) Excess Company Cash (which for clarity may be a negative number), plus (iii) the Company Net Working Capital Adjustment Amount (which for clarity may be a negative number as provided in the definition of Company Net Working Capital Adjustment), minus (iv) the Retention or Severance Payments (other than the Change of Control Bonus Amount), minus (v) the Company Debt, minus (vi) the Company Earnouts, if any, minus (vii) the unpaid Transaction Expenses, plus (viii) the Aggregate Exercise Price.
“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“CMU License Agreement” means that certain License Agreement dated as of September 18, 2008 by and between the Company and Carnegie Mellon University, as amended.
“Common / Series A Amount Per Share” means (i) the quotient of (A) the Closing Payment divided by (B) the Fully Diluted Share Number, less (ii) the Change of Control Bonus Adjustment Amount.
“Company Board” shall mean the board of directors of the Company.
“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.
“Company Cash” means, with respect to the Company, all cash and cash equivalents held in one or more bank accounts registered in the name of the Company as of the close of business on the Closing Date, determined in accordance with GAAP; provided, that in no event shall Company Cash include any cash that is restricted as determined in accordance with GAAP; provided, further that in no event shall Company Cash include any cash in excess of $100,000 that is held outside of the United States. For the avoidance of doubt, Company Cash shall (i) be calculated net of uncleared checks and drafts issued by the Company and (ii) include uncleared checks and drafts received or deposited for the account of the Company, in each case, that are not yet credited to the account of the Company.
“Company Closing Financial Certificate” means a certificate, in form and substance reasonably acceptable to Acquirer, executed by the Chief Financial Officer of the Company, dated as of the Closing Date, and certifying the Company’s good faith estimate as of the close of business on the Closing Date of (i) the amount of Company Net Working Capital (including a balance sheet listing the assets and liabilities reflected in the Company Net Working Capital, and each other element of the Company Net Working Capital, prepared in the same manner as the Company Balance Sheet, (ii) the amount of Retention or Severance Payments (including an itemized list of each component thereof), (iii) the amount of Company Debt (including an itemized list of each component thereof), (iv) the amount of Company Earnouts (including an itemized list of each component thereof), (vi) the amount of Transaction Expenses (including an itemized list of each component thereof), (vii) the amount of Company Cash and (viii) the amount of Excess Company Cash.
“Company Common Stock” means the Common Stock, par value of $0.001 per share, of the Company.
“Company Debt” means the amount equal to the sum of the following obligations, whether short- or long-term, whether or not due and payable, to the extent they are owed or guaranteed by the Company, including through the grant of a security interest upon any assets of the Company as of the Closing Date: (i) all outstanding indebtedness for borrowed money owed to third parties; (ii) accrued interest payable with respect to indebtedness referred to in clause (i); (iii) all obligations evidenced by notes, bonds, debentures or other similar instruments (whether or not convertible) or arising under indentures; (iv) all obligations as lessee that would be required to be capitalized in accordance with GAAP; (v) all outstanding obligations in connection with any letter of credit, banker’s acceptance, guarantee, surety, performance or appeal bond, or similar credit transaction; and (vi) the aggregate amount of all prepayment premiums, penalties, breakage costs, “make whole amounts,” costs, expenses and other payment obligations that would arise (whether or not then due and payable) if all such items under clauses (i) through (vi) were prepaid, extinguished, unwound and settled in full as of such specified date.
“Company D&O Tail Policy” has the meaning set forth in Section 5.3(b).

“Company Earnout” means the maximum aggregate amount of any future contingent payments pursuant to any past acquisitions by the Company or its Subsidiaries, including as set forth and described in Section 2.2(j) of the Company Disclosure Schedule.
“Company Net Working Capital” means (i) the Company’s total current assets (as defined by and determined in accordance with GAAP); less (ii) the Company’s total liabilities (as defined by and determined in accordance with GAAP), as of the close of business on the Closing Date, except as specified below. For purposes of calculating the Company Net Working Capital, (A) the Company’s current assets shall exclude goodwill, other intangibles, the Excess Company Cash and with respect to the amount of accounts receivable, will exclude any reduction for allowance for doubtful accounts, and (B) the Company’s liabilities shall exclude (1) any Transaction Expenses, Company Debt, Company Earnout, and Retention or Severance Payments in each case, that remain unpaid as of the Closing, (2) deferred revenue (as defined by and determined in accordance with GAAP) and long term tax liabilities resulting from the Company’s change in goodwill amortization methodology (identified at Note 16 to the Company’s restated Consolidated Financial Statements and Supplementary Information for the years ended December 31, 2016 and 2015) and (3) accruals for vacation and paid time off with respect to Company employees employed as of the Effective Time, and shall include (4) all Liabilities for Taxes for periods (or portions of periods) ending on or before the Closing Date (whether or not such Liabilities for Taxes would be then due and payable or shown as a Liability in accordance with GAAP) including third party costs and expenses incurred after the Closing for preparation of the Pre-Closing Tax Returns pursuant to Section 6.5(b) (which for purposes of Closing shall be $50,000), and the employer portion of any payroll Taxes associated with (x) the Retention or Severance Payments and (y) any payments to the holders of Company Options in accordance with this Agreement, which in the case of both (x) and (y), are paid at, before or in connection with the Closing (and for the avoidance of doubt, excluding the employer portion of any payroll Taxes associated with any portion of such amounts placed in the Escrow Fund).
“Company Net Working Capital Adjustment Amount” means the amount by which Company Net Working Capital is less or greater than the Company Net Working Capital Target Amount, with the amount being positive to the extent it is greater than the target and negative to the extent that it is less.
“Company Net Working Capital Target Amount” means $6,000,000.
“Company Option Plan” means each stock option plan, program or arrangement of the Company, collectively, including the Company’s 2011 Stock Incentive Plan.
“Company Optionholder” means a holder of Company Options as of immediately prior to the Effective Time.
“Company Options” means options to purchase shares of Company Capital Stock, whether or not issued under the Company Option Plan.
“Company Preferred Stock” means the Company Series A Preferred Stock, Company Series B Preferred Stock and Company Series B-1 Preferred Stock.
“Company Representatives” means, the directors, officers, employees, stockholders, affiliates, financial advisors, attorneys, accountants or other representatives of the Company or any Subsidiary.

“Company Series A Preferred Stock” means the Series A Preferred Stock, par value of $0.0001 per share, of the Company.
“Company Series B Preferred Stock” means the Series B Preferred Stock, par value of $0.0001 per share, of the Company.
“Company Series B-1 Preferred Stock” means the Series B-1 Preferred Stock, par value of $0.0001 per share, of the Company.
“Company Stockholders” means, collectively, the holders of Company Capital Stock.
“Company Warrantholder” means a holder of Company Warrants as of immediately prior to the Effective Time.
“Company Warrants” means warrants to purchase shares of Company Capital Stock.
“Confidentiality Agreement” means that certain confidentiality agreement between Acquirer and the Company with an effective date of as of April 12, 2016, as amended by the 1st Amendment to the Mutual Confidentiality Agreement dated as of March 31, 2017 and the 2nd Amendment to the Mutual Confidentiality Agreement dated as of November 8, 2017.
“Contract” means any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature (including leases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders).
“Delaware Law” means the General Corporation Law of the State of Delaware
“Dissenting Shares” shall mean any shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal rights or dissenters’ rights shall have been perfected in accordance with Delaware Law in connection with the Merger.
“Encumbrances” means, with respect to any asset, any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, charge, adverse claim of title, ownership or right to use, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (a) the voting of any security or the transfer of any security or other asset, (b) the receipt of any income derived from any asset, (c) the use of any asset and (d) the possession, exercise or transfer of any other attribute of ownership of any asset), in each case other than Permitted Encumbrances.
“Escrow Amount” means $22,500,000.
“Escrow Agent” has the meaning set forth in Section 1.4(a)(ii).
“Escrow Agreement” has the meaning set forth in Section 1.4(a)(ii).
“Escrow Termination Date” means the date that is the eighteen (18) month anniversary of the Closing Date.
“Excess Company Cash” means Company Cash as of the close of business on the Closing Date minus Minimum Cash.

“Exchange Agent” is defined in Section 1.12(a).
“Fraud” means any fraud cause of action related to this Agreement or the transactions contemplated hereby that requires as an element an intent to deceive, malice, scienter or similar intent, but “Fraud” shall not include any cause of action that does not require any such element, or that only requires as an element negligence.
“Fully Diluted Share Number” means the sum of (i) the aggregate number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (whether or not such shares of Company Common Stock are then vested), plus (ii) the aggregate number of shares of Company Common Stock for which all In-the-Money Options issued, outstanding and unexercised immediately prior to the Effective Time are exercisable, plus (iii) the aggregate number of shares of Company Common Stock issuable pursuant to the Company’s certificate of incorporation upon conversion of all shares of Company Preferred Stock outstanding immediately prior to the Effective Time plus (iv) the aggregate number of shares of Company Capital Stock for which all Vested In-the-Money Warrants are exercisable.
“Fundamental Representations” means the representations and warranties contained in Section 2.1 (Organization), Section 2.2 (Capitalization) and Section 2.4 (Due Authorization; Noncontravention) and Section 2.15 (Taxes).
“GAAP” means United States generally accepted accounting principles applied on a consistent basis.
“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, any share exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any regulatory, Taxing or other governmental or quasi-governmental authority.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Indemnifying Holders” means, collectively, the (i) Company Stockholders as of immediately prior to the Effective Time, (ii) Company Optionholders holding In-the-Money Options as of immediately prior to the Effective Time and (iii) Company Warrantholders holding Vested In-the-Money Warrants as of immediately prior to the Effective Time.
“Information Statement” has the meaning set forth in Section 4.8(a).
“Installment Payment Agreement” means an installment payment agreement substantially in the form attached as Exhibit G or such other agreement or agreements mutually acceptable to the Acquirer and the Revesting Holders that reflect an arrangement have the same benefits and restrictions as the form of installment payment agreement attached as Exhibit G.
“In-the-Money Option” means any Company Option other than Out-of-the-Money Options and Unvested Company Options.
“In-the-Money Warrant” means any Company Warrant other than Out-of-the-Money Warrants.
“Key Employees” shall mean the employees of Company set forth in Exhibit D.

“Knowledge” of the Company with respect to any fact or matter means the actual knowledge of the Chief Executive, the Key Employees and Norman M. Sadeh-Koniecpol (the “Knowledge Persons”) of a particular fact or other matter, after due inquiry of (i) the Company employees who manage or have management level responsibility and/or authority for the functions relevant to the matter in question and (ii) the books and records of each such Knowledge Person (including email) that would reasonably be expected to be reviewed by an individual who has the duties and responsibilities of such Knowledge Person in the customary performance of such duties and responsibilities for the Company (“known to the Company” shall have the correlative meaning); “Knowledge” of Acquirer or Merger Sub with respect to any fact or matter means the actual knowledge of Acquirer’s or Merger Sub’s officers of a particular fact or other matter after due inquiry.
“Legal Requirements” means any federal, state, foreign, local, municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any orders, writs, injunctions, awards, judgments and decrees applicable to the Company or to any of its assets, properties or business.
“Liabilities” means all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, asserted or unasserted, known or unknown, including those arising under any law, action or governmental order and those arising under any Contract.
“Major Stockholders” means the Stockholders listed on Exhibit E.
“Material Adverse Effect” with respect to any entity means any change, event, violation, circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects, and regardless of whether or not such Effect constitutes a breach of the representations or warranties made by such entity in this Agreement, is, or is reasonably likely to, (a) be materially adverse in relation to the condition (financial or otherwise), assets (including intangible assets) and liabilities (taken together), business, operations or results of operations of such entity and its subsidiaries, taken as a whole; provided, however, that any Effect arising out of the following shall not be taken into account in determining whether a Material Adverse Effect exists (except, with respect to items (iii) through (vi) below, those Effects that have a materially disproportionate adverse effect on such entity relative to other participants in the industry in which such entity operates): (i) the public announcement of the entering into of this Agreement or the Company Related Agreements or communications by Acquirer or any of its Affiliates of its plans or intentions with respect to the Company or the pendency of the transactions contemplated hereby or thereby (including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the Company as a result thereof), (ii) the performance by the Company or its Subsidiaries of any action, or the failure to take any action, in each case at Acquirer’s written request (including email) or pursuant to the express terms of this Agreement or the other Transaction Documents, (iii) general economic, financial, political, financing, banking, currency or capital market conditions or any changes therein, (iv) general conditions in the industry or markets in which the business is conducted or any changes therein, (v) changes in Legal Requirements or the interpretation thereof or changes in accounting requirements or principles (including GAAP), in each case occurring after the date hereof, (vi) fire, flood, tornado, earthquake or other acts of nature, acts of terrorism or sabotage, war, regional, national or international calamity, military action or any other similar event or any escalation or worsening thereof after the date hereof, or (vii) failure to achieve financial results estimated by the Company in projections provided to Acquirer or its Representatives; or (b) materially impede or delay such entity’s ability to consummate the transactions contemplated by this Agreement in accordance with its terms and applicable Legal Requirements.

“Minimum Cash” means $500,000.
“Option Cancellation Agreement” means an option cancellation agreement substantially in the form attached as Exhibit F.
“Out-of-the-Money Option” means, with respect to any Company Option, that the exercise price payable in respect of a share of Company Capital Stock issuable pursuant to such Company Option is greater than the Common / Series A Amount Per Share.
“Out-of-the-Money Warrant” means, with respect to any Company Warrant, that the exercise price payable in respect of a share of Company Capital Stock issuable pursuant to such convertible security is greater than the Common / Series A Amount Per Share.
“Permitted Encumbrances” means (a) statutory liens of landlords, liens of carriers, warehousepersons, mechanics and material persons, and purchase money liens incurred in the ordinary course of business for sums (i) not yet due and payable, or (ii) being contested in good faith, if, in either such case, an adequate reserve shall have been made therefor in such Person’s financial statements, (b) liens incurred or deposits made in connection with workers’ compensation, unemployment insurance and other similar types of social security programs or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations, in each case in the ordinary course of business, consistent with past practice, (c) easements, rights-of-way, restrictions and other similar charges or encumbrances, in each case, which do not interfere with the ordinary conduct of business of the Company and do not materially detract from the value of the asset upon which such encumbrance exists, (d) liens securing taxes, assessments and governmental charges not yet due and payable, (e) non-exclusive licenses to Company Intellectual Property granted in the ordinary course of business to customers of the Company and (e) Encumbrances set forth on Schedule 1.1(a).
“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, trust, proprietorship, joint venture, business organization or Governmental Entity.
“Personal Information” means information in the possession or under the control of the Company or any Subsidiary regarding any Person.
“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date.
“Pre-Closing Taxes” means any Taxes of the Company and its Subsidiaries (i) for any taxable period ending on or prior to the Closing Date, and (ii) with respect to a Straddle Period, the Taxes for the portion of the Straddle Period prior to and including the Closing Date. In determining the amount of Pre-Closing Taxes for a Straddle Period, (i) Taxes based upon income, gains, sales, proceeds, profits, receipts, wages, compensation or similar items shall be determined on the basis of a closing of the books as of the end of the Closing Date, and (ii) for any other Taxes, the Pre-Closing Taxes shall be determined as equal to the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period up to and including the Closing Date, and the denominator of which is the total number of days in the taxable period. For avoidance of doubt, Pre-Closing Taxes shall include the employer portion of any payroll Taxes associated with (x) the Retention or Severance Payments and (y) any payments to the holders of Company Options in accordance with this Agreement.
“Pro Rata Share” means, with respect to each Indemnifying Holder, the quotient expressed as a percentage rounded to the fifth decimal place, (a) the numerator of which is the aggregate amount of the Closing Payment that such Indemnifying Holder is entitled to receive pursuant to (A) the relevant subsections of Section 1.9(a) – (d), (f)(i) and (g)(i) of the Agreement and (B) the Change of Control Bonus Amount, in respect of Company Capital Stock, In-the-Money Company Options and Vested In-the-Money Company Warrants, and (b) the denominator of which is the aggregate amount of Closing Payment that all Indemnifying Holders are entitled to receive pursuant to (A) relevant subsections of Section 1.9(a) – (d), (f)(i) and (g)(i) of the Agreement and (B) the Change of Control Bonus Amount, in respect of Company Capital Stock, In-the-Money Company Options and Vested In-the-Money Company Warrants. For purposes of determining the Pro Rata Share in respect to the Chief Executive and Key Employees, any adjustment to the value of the shares of Acquirer Common Stock issuable to the Chief Executive and the Key Employees pursuant to Section 1.9 as a result of using the Acquirer Trading Price, shall not be taken into account.
“Purchase Price” means $225,000,000, as adjusted in accordance with the terms and conditions of this Agreement.
“Retention or Severance Payments” shall mean the aggregate amount of any and all retention or severance payments, or termination fees, in each case, required to be paid at or in connection with the Closing to any of the Company’s employees, consultants, advisors and/or directors. The Retention or Severance Payments shall include any amounts payable pursuant to the Change of Control Bonus Amount.
“Revesting Holders” means, collectively, Joe Ferrara, Ralph Massaro, Amy Baker and Kurt Wescoe.
“SEC” means the Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Seller Group” has the meaning set forth in Section 6.6.
“Series B / Series B-1 Amount Per Share” means the quotient of (i) the Closing Payment divided by (ii) the Fully Diluted Share Number.
“Spreadsheet” means a certified spreadsheet to be delivered by the Company including all of the following information with respect to capitalization related information, as of immediately prior to the Effective Time, and with respect to information derived from the Company Closing Financial Certificate as of the close of business on the Closing Date: (i) the names of the Company Stockholders, Company Optionholders and Company Warrantholders at the Effective Time, and their respective addresses and where available, taxpayer identification numbers; (ii) the number and series of shares of Company Preferred Stock held by each Company Stockholder; (iii) the number of shares of Company Common Stock held by each Company Stockholder, the extent of vesting of those shares as of the Closing, and if the shares were issued subject to vesting, whether a Section 83(b) election was properly and timely filed in respect thereof; (iv) the number of In-the-Money Options held by each Company Optionholder (including also, the date of grant and exercise price of those In-the-Money Options); (v) for each Company Option that was early exercised, the Tax status of each such Company Option under Section 422 of the Code, the date of such exercise, the applicable exercise price and whether a Section 83(b) election was properly and timely filed in respect thereof; (vi) the number of Vested In-the-Money Warrants held by each Company Warrantholder; (vii) the number Unvested Company Warrants held by each Company Warrantholder; (viii) each of the unpaid Transaction Expenses, the Persons to whom such Transaction Expenses are owed and the wire details and address of such Persons; (ix) each of the Retention or Severance Payments and the Persons to whom such Retention or Severance Payments are owed; (x) the amount of the Change of Control Bonus Amount and the Change of Control Bonus Adjustment Amount; (xi) the Aggregate Exercise Price; (xii) each of the

Company Debt, the Persons to whom such Company Debt is owed and the wire details and address of such Persons; (xiii) the Company Net Working Capital Adjustment Amount; (xiv) the amount of Excess Company Cash, (xv) the amount of the Closing Payment payable to each such Person, including, in respect of the Chief Executive and Key Employees, the number of shares of Acquirer Common Stock issuable; (xvi) each Indemnifying Holder’s Pro Rata Share; (xvii) each of the Escrow Amount and each Indemnifying Holder’s Pro Rata Share of the Escrow Amount; (xviii) the Common / Series A Amount Per Share; (xix) the Series B / Series B-1 Amount Per Share; and (xx) the Indemnifying Holders’ Expense Fund Amount and each Indemnifying Holder’s Pro Rata Share of the Indemnifying Holders’ Expense Fund Amount.
“Straddle Period” means any taxable period that includes but does not end on the Closing Date.
“Subsidiary” means, with respect to the Company or Acquirer, any corporation, association, business entity, partnership, limited liability company or other Person of which the Company or Acquirer, either alone or together with one or more Subsidiaries or by one or more other Subsidiaries (a) directly or indirectly owns or controls securities or other interests representing more than 50% of the voting power of such Person, or (b) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such Person’s board of directors or other governing body.
“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means (a) any net income, capital gains, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, capital shares, profits, license, registration, withholding, payroll, social security (or equivalent) employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (each, a “Tax Authority”), (b) any Liability for the payment of any amounts of the type described in clause (a) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period, and (c) any Liability for the payment of any amounts of the type described in clause (a) or (b) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.
“Tax Return” means any return, consolidated return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) filed or required to be filed with respect to Taxes.
“Transaction Expenses” means, whether or not billed or accrued, (a) all third party fees and expenses incurred by the Company, the Company Stockholders or employees of the Company in connection with this Agreement and the transactions contemplated hereby (including the Company Related Agreements and the transaction contemplated thereby), in association with prior merger or sale of the Company activities, and in any case, solely to the extent payable by the Company, (b) any fees or expenses in connection with the consent to assignment or change of control, assumption and/or termination by the Company or Acquirer (whether before or after the Merger), and (c) one-half of the filing fees associated with any antitrust filing in connection with this Agreement and the transactions contemplated hereby, whether or not such filing fees are an obligation of the Company or Acquirer (whether or not paid or payable on or prior to the execution of this Agreement or prior to the Closing).

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.
“Unvested Company Options” means Company Options that are unexpired, unexercised, unvested and outstanding as of immediately prior to the Effective Time.
“Unvested Company Warrants” means Company Warrants that are unexpired, unexercised, unvested and outstanding as of immediately prior to the Effective Time.
“Vested Company Warrants” means Company Warrants that are unexpired, unexercised, vested and outstanding as of immediately prior to the Effective Time.
“Warrant Cancellation Agreement” means a warrant cancellation agreement substantially in the form attached as Exhibit H.
Other capitalized terms defined elsewhere in this Agreement and not defined in this section shall have the meanings assigned to such terms in this Agreement.
1.2    The Merger. At the Effective Time, on the terms and subject to the conditions set forth in this Agreement, the Certificate of Merger in substantially the form attached hereto as Exhibit I (the “Certificate of Merger”) and the applicable provisions of Delaware Law, Merger Sub shall merge with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation and shall become a wholly-owned subsidiary of Acquirer.
1.3    Closing. Unless this Agreement is earlier terminated in accordance with Section 7.1, the closing of the transactions contemplated hereby (the “Closing”) shall take place within three (3) Business Days following the satisfaction of all closing conditions set forth in Section 1.4 (other than those conditions that, by their nature, are required to be satisfied at the Closing) and upon the Effective Time at the offices of Fenwick & West LLP, Silicon Valley Center, 801 California Street, Mountain View, California, or at such other location as the parties hereto agree; provided that if such Business Day would otherwise occur anytime during the last month of a fiscal quarter of Acquirer, then Acquirer may, in its discretion, delay the Closing until the first Business Day of the next succeeding fiscal quarter of Acquirer, in which case the Closing shall be held on such first Business Day so long as all of the conditions set forth in Section 1.4 shall continue to be satisfied or waived in accordance with this Agreement on such first Business Day other than (A) those conditions that, by their nature, are required to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions and (B) in the case of the condition set forth in Section 1.4(b)(ii) with respect to Company representations that are not Fundamental Representations, such that there was not a breach or inaccuracy thereof occurring between the execution of this Agreement and the Closing Date that results in a Material Adverse Effect on the Company), or (ii) such other time as Acquirer and the Company agree. The date on which the Closing occurs is herein referred to as the “Closing Date”. Without limiting any other provision of this Agreement, the parties to this Agreement (other than the Stockholder’ Agent) will exercise commercially reasonable efforts to satisfy all closing conditions set forth in Section 1.4 on or before February 26, 2018 (other than those conditions that, by their nature, are required to be satisfied at the Closing), with a mutual goal of satisfying all conditions and effecting the Closing on February 28, 2018.

1.4    Closing Deliveries and Conditions.
(a)    The Company shall deliver to Acquirer, at or prior to the Closing, each of the following:
(i)    (A) The Company Stockholder Consent executed by the Major Stockholders, and (B) Joinder Agreements executed by the Major Stockholders and other Company Stockholders that collectively hold at least 90% of the Company Capital Stock as of immediately prior to the Effective Time;
(ii)    a counterpart signature to the Escrow Agreement, in substantially the form attached hereto as Exhibit J (the “Escrow Agreement”), dated as of the Closing Date and duly executed by the Stockholders’ Agent and Citibank, N.A. (the “Escrow Agent”);
(iii)    FIRPTA documentation, comprised of (A) a notice to the Internal Revenue Service, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), in substantially the form attached hereto as Exhibit K-1, dated as of the Closing Date and executed by the Company, together with written authorization for Acquirer to deliver such notice form to the Internal Revenue Service on behalf of the Company after the Closing, and (B) a FIRPTA Notification Letter, in substantially the form attached hereto as Exhibit K-2, dated as of the Closing Date and executed by the Company;
(iv)    resignations from each position as an officer or director of the Company and each Subsidiary executed by each of the directors and each of the officers of the Company and each Subsidiary in office immediately prior to the Closing;
(v)    a Certificate of Status from the Secretary of State of the State of Delaware, the Secretary of State of the Commonwealth of Pennsylvania and each other State or other jurisdiction in which the Company is qualified to do business as a foreign corporation, dated within five (5) Business Days prior to the Closing Date, and certifying that the Company is in good standing and, to the extent provided by such certificate, that all applicable state franchise or similar Taxes and fees of the Company through and including the date of the certificate have been paid;
(vi)    evidence satisfactory to Acquirer of (A) the consent to assignment of any Person whose consent to assignment may reasonably be required in connection with the Merger or any other transaction contemplated by this Agreement or (B) the notice of assignment to any Person to which notice of assignment may reasonably be required in connection with the Merger or any other transaction contemplated by this Agreement, in each case under the Material Contracts listed or described on Schedule 1.4(a)(vi) hereto;
(vii)    the Company Closing Financial Certificate;
(viii)    a counterpart signature to the Installment Payment Agreements, duly executed by each of the Revesting Holders;
(ix)    a counterpart signature to the Warrant Cancellation Agreements, duly executed by each of the holders of Vested In-the-Money Warrants outstanding as of immediately prior to the Effective Time, if any;

(x)    a counterpart signature to the Option Cancellation Agreements, duly executed by each of the holders of In-the-Money Options outstanding as of immediately prior to the Effective Time;
(xi)    the Spreadsheet and a certificate executed by the Chief Financial Officer of the Company, dated as of the Closing Date, certifying that the Spreadsheet is true, correct and complete, other than amounts which are estimates in the Company Closing Financial Statements, which amounts are the Company’s good faith estimates of such amounts;
(xii)    a certificate, dated as of the Closing Date and executed on behalf of the Company by its Secretary, certifying the Company’s (A) certificate of incorporation, (B) bylaws, (C) board resolutions approving the Merger and this Agreement and terminating the Company’s 401(k) plan prior to the Closing, and (D) stockholder consents approving the Merger and adopting this Agreement, which consents shall represent the Minimum Company Stockholder Approval.
(xiii)    Acquirer shall have received an executed pay off and Encumbrance release letter (the “Pay Off Letter”) duly executed by each holder of Company Debt in form and substance reasonably satisfactory to Acquirer. Each such Pay Off Letter shall include or be accompanied by (i) the balance (including the outstanding principal and accrued interest), (ii) the per diem interest amount, (iii) expenses and other payment obligations that would arise (whether or not then due and payable) if all such items under clause (i) were prepaid, extinguished, unwound and settled in full, (iv) a statement that upon pay off of the indebtedness any related security interests in the Company’s assets shall immediately be released, (v) an authorization for the Surviving Corporation or the Acquirer or their representatives to file any UCC-3 termination statement with respect to such released security interests or an attached UCC-3 termination statement, and (vi) wiring instructions.
(xiv)    an invoice from each Person to whom Transaction Expenses are owed, as set forth on the Company Closing Financial Certificate, which shall state the amount owed to such Person with respect to such Transaction Expenses and shall indicate that, upon payment of the stated amount, all outstanding obligations of the Company and the Subsidiaries to such Person with respect to such Transaction Expenses shall be satisfied and paid in full;
(xv)    either (A) the Company shall have obtained the Section 280G Approval with respect to, or (B) the Company shall have received a Parachute Payment Waiver (“Parachute Payment Waiver”) from, any Person who the Company reasonably believes is, with respect to the Company, a “disqualified individual” (within the meaning of Section 280G and the regulations promulgated thereunder), or who might otherwise receive, have received, or have the right or entitlement to receive a parachute payment under Section 280G of the Code in connection with consummation of the transactions contemplated by this Agreement;
(xvi)    the Certificate of Merger, executed by the Company; and
(xvii)    evidence of an amendment to the CMU License Agreement, in the form approved by Acquirer, to provide the Company, and Acquirer following the Closing, with a royalty free, fully paid, exclusive, perpetual license of the technology as described therein, and payments of any amounts due pursuant to such amendment.
(b)    In addition to receipt of the items set forth in Section 1.4(a)(i)-(xviii) (receipt of any one or more of which may be waived by Acquirer in writing), each of the following shall also be a condition to Acquirer and Merger Sub’s obligation to close (satisfaction of any one or more of which may be waived by Acquirer in writing):
(i)    since the Agreement Date, there shall not have been a Material Adverse Effect with respect to the Company;
(ii)    the Company’s representations and warranties set forth in Article II hereof shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the Closing Date (except as to representations and warranties made as of a specific date which shall be true as of such date) as though such representations and warranties were made on and as of such date in all cases without giving effect to any supplements or amendments to the Company Disclosure Schedule pursuant to Section 4.3, and Acquirer will have received a certificate dated as of the Closing Date to such effect executed on behalf of Company by the Chief Executive;
(iii)    the Company shall have performed or complied in all material respects with all obligations required to be performed or complied with by it under this Agreement at or prior to the Effective Time;
(iv)    no litigation or proceeding will be pending or threatened in writing that has had or will have the probable effect of enjoining or preventing the consummation of the Merger;
(v)    neither the Chief Executive nor any of the Key Employees shall have revoked acceptance such individual’s Offer Letters or applicable Non-Compete Agreement and none of the Key Employees shall have provided notice to the Company or Acquirer or expressed any intent not to continue as an employee after the Closing;
(vi)    no fewer than 90% of the employees or other service providers of the Company or any Subsidiary (excluding the Chief Executive and the Key Employees) shall have remained continuously employed or in service with the Company or a Subsidiary through the Closing without having given notice of an intent to resign;
(vii)    all Persons promised any equity interest of the Company that were not granted or issued as of the Agreement Date, including those provided in Section 2.2(g) of the Company Disclosure Schedule, shall have provided a full release of all rights to such equity interests of the Company promised but not granted to such Persons, in form and substance reasonably acceptable to Acquirer;
(viii)    all filings with and approvals of any Governmental Entity required to be made or obtained in connection with the transactions contemplated by this Agreement shall have been made or obtained and shall be in full force and effect and the applicable waiting period required under the HSR Act and other applicable Antitrust Laws shall have expired or early termination of such waiting period shall have been granted by the applicable Governmental Entity (the “Antitrust Condition”); and
(ix)    the sum of (i) the number of Dissenting Shares and (ii) the number of shares of Company Capital Stock held by holders thereof for whom the twenty (20) day period during which a stockholder must demand appraisal of such stockholder's Company Capital Stock as contemplated by Section 262(d)(2) of Delaware Law has not expired shall not exceed five percent (5%) of the issued and outstanding shares of the Company Capital Stock.

(c)    Each of the following shall be a condition to Company’s obligation to close (receipt of any one or more of which may be waived by the Company in writing):
(i)    Acquirer’s and Merger Sub’s representations and warranties in Article III hereof shall be true and correct in all material respects as of the Closing Date (except as to representations and warranties made as of a specific date, which shall be true as of such date) as though such representations and warranties were made on and as of such date and the Company will have received a certificate dated as of the Closing Date to such effect executed on behalf of Acquirer by an officer of Acquirer;
(ii)    Acquirer and Merger Sub shall have performed or complied in all material respects with all obligations required to be performed or complied with by them under this Agreement at or prior to the Effective Time;
(iii)    no litigation or proceeding will be pending or threatened in writing that has had or will have the probable effect of enjoining or preventing the consummation of the Merger;
(iv)    there shall not have been issued, enacted or adopted, or threatened in writing by any Governmental Entity, any order, decree, temporary, preliminary or permanent injunction, legislative enactment, statute, regulation, action or proceeding, or any judgment or ruling by any Governmental Entity that prohibits the Merger;
(v)    The Stockholders’ Agent shall have received a counterpart signature to the Escrow Agreement dated as of the Closing Date and duly executed by the Acquirer and the Escrow Agent;
(vi)    stockholder consents approving the Merger and adopting this Agreement, which consents shall represent the Minimum Company Stockholder Approval shall have been obtained; and
(vii)    satisfaction of the Antitrust Condition.
1.5    Effective Time. At the Closing, Merger Sub and the Company shall cause the Certificate of Merger to be filed with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of Delaware Law (the time of acceptance by the Secretary of State of the State of Delaware of such filing or such later time as may be agreed to by Acquirer and the Company in writing (and set forth in the Certificate of Merger) being referred to herein as the “Effective Time”).
1.6    Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Agreement of Merger and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Company, and all debts, liabilities and duties of the Company and Merger Sub shall become debts, liabilities and duties of the Company.
1.7    Certificate of Incorporation and Bylaws. At the Effective Time, (i) the certificate of incorporation of the Company shall be amended and restated in its entirety to read as set forth in Exhibit A to the Certificate of Merger, until thereafter amended as provided by Delaware Law, and (ii) the bylaws of the Company shall be amended in their entirety to read as the bylaws of Merger Sub, except that the name of the Surviving Corporation shall be “Wombat Security Technologies, Inc.”, until thereafter amended as provided by Delaware Law, the certificate of incorporation of the Surviving Corporation and such bylaws.
1.8    Directors and Officers. At the Effective Time, (i) the members of the board of directors of Merger Sub immediately prior to the Effective Time shall be appointed as the members of the Company

Board immediately after the Effective Time until their respective successors are duly elected or appointed and qualified, and (ii) the officers of Merger Sub immediately prior to the Effective Time shall be appointed as the officers of the Company immediately after the Effective Time until their respective successors are duly appointed.
1.9    Effect on Company Capital Stock and Company Options.
(a)    Company Series B-1 Preferred Stock. Subject to the terms and subject to the conditions set forth in this Agreement and without any action on the part of any Company Stockholder, at the Effective Time each share of Company Series B-1 Preferred Stock issued and outstanding immediately prior to the Effective Time and held by the Company Stockholders (other than Dissenting Shares), shall be, by virtue of the Merger and without further action on the part of any Company Stockholder, canceled, extinguished and converted into the right to receive as of the Effective Time, upon delivery of a duly executed and completed letter of transmittal in the form attached hereto as Exhibit L (the “Letter of Transmittal”) and surrender of a certificate formerly representing such share of Company Capital Stock in the manner provided in Section 1.12, and subject in all respects to Section 1.10, Section 1.11, Section 1.13 and Section 8.7(c), an amount payable in cash, as reflected in the Spreadsheet, without interest, equal to the Series B / Series B-1 Amount Per Share.
(b)    Company Series B Preferred Stock. Subject to the terms and subject to the conditions set forth in this Agreement and without any action on the part of any Company Stockholder, at the Effective Time each share of Company Series B Preferred Stock issued and outstanding immediately prior to the Effective Time and held by the Company Stockholders (other than Dissenting Shares), shall be, by virtue of the Merger and without further action on the part of any Company Stockholder, canceled, extinguished and converted into the right to receive as of the Effective Time, upon delivery of a duly executed and completed Letter of Transmittal and surrender of a certificate formerly representing such share of Company Capital Stock in the manner provided in Section 1.12, and subject in all respects to Section 1.10, Section 1.11, Section 1.13 and Section 8.7(c), an amount payable in cash, as reflected in the Spreadsheet, without interest, equal to the Series B / Series B-1 Amount Per Share.
(c)    Company Series A Preferred Stock. Subject to the terms and subject to the conditions set forth in this Agreement and without any action on the part of any Company Stockholder, at the Effective Time each share of Company Series A Preferred Stock issued and outstanding immediately prior to the Effective Time and held by the Company Stockholders (other than Dissenting Shares), shall be, by virtue of the Merger and without further action on the part of any Company Stockholder, canceled, extinguished and converted into the right to receive as of the Effective Time, upon delivery of a duly executed and completed Letter of Transmittal and surrender of a certificate formerly representing such share of Company Capital Stock in the manner provided in Section 1.12, and subject in all respects to Section 1.10, Section 1.11, Section 1.13 and Section 8.7(c), an amount payable in cash, as reflected in the Spreadsheet, without interest, equal to the Common / Series A Amount Per Share.
(d)    Company Common Stock. Subject to the terms and subject to the conditions set forth in this Agreement and without any action on the part of any Company Stockholder, at the Effective Time, each share of Company Common Stock held by the Company Stockholders, that is issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares), shall be, by virtue of the Merger and without further action on the part of any Company Stockholder, canceled, extinguished and converted into the right to receive as of the Effective Time, upon delivery of a duly executed and completed Letter of Transmittal and surrender of a certificate formerly representing such share of Company Capital Stock in the manner provided in Section 1.12, and subject in all respects to Section 1.10, Section 1.11, Section

1.13 and Section 8.7(c), an amount payable in cash, as reflected in the Spreadsheet, equal to the Common / Series A Amount Per Share.
(e)    Chief Executive and Key Employees. Notwithstanding the terms and conditions set forth in this Section 1.9, the Parties acknowledge and agree that an amount equal to 20% of the amount of the Closing Payment otherwise payable to each of the Revesting Holders (inclusive of amounts to be contributed to escrow) (each such amount, the “Revested Portion”) will be payable on future vesting dates in shares of Acquirer Common Stock in lieu of cash, subject to the terms and conditions set forth in each Revesting Holders’ respective Installment Payment Agreement. The number of shares of Acquirer Common Stock issuable by Acquirer to each of the Revesting Holders will be calculated by dividing the applicable Revested Portion by the Acquirer Trading Price (with any fraction of a share rounded down and payable in cash).
(f)    Company Options.
(i)    In-the-Money Company Options. No Company Options will be assumed by Acquirer in the Merger. As of the Effective Time, each In-the-Money Option that is outstanding immediately prior to the Effective Time, shall be, by virtue of the Merger and without any action on the part of Acquirer, Merger Sub, the Company, the Company Optionholder or any other Person, cancelled and each such Company Optionholder will cease to have any rights with respect thereto other than the right to receive with respect to each of such Company Optionholder’s In-the-Money Options issued, outstanding unexercised immediately prior to the Effective Time, subject in all respects to Section 1.10, Section 1.11 and Section 8.7(c), an amount in cash for each share of Company Common Stock issuable under such In-the-Money Option, without interest, equal to: (i) the Common / Series A Amount Per Share; less (ii) the applicable exercise price for each share of Company Common Stock issuable under such In-the-Money Option.
(ii)    Out of-the-Money Company Options and Unvested Company Options. As of the Effective Time, each Out-of-the-Money Option and, subject to Section 1.9(f)(iii) each Unvested Company Option that is outstanding immediately prior to the Effective Time shall be, by virtue of the Merger, without any further action on the part of any holder thereof, cancelled and extinguished without any present or future right to receive any consideration therefor.
(iii)    Prior to the Effective Time, the Company shall take all action necessary to effect the treatment of Company Options provided for under this Agreement under the Company Option Plan, all Contracts governing the terms of all Company Options and under any other plan or arrangement to which the Company is a party or by which the Company may be bound, including by giving any required notice and obtaining any required consent contemplated thereby. The Company shall consult with Acquirer with respect to the form and content of any notices to any holders of Company Options or solicitation of any consents or other approvals from the holders of any Company Options prior to delivery thereof. Additionally, with respect to each Company Optionholder who executes and delivers an Option Cancellation Agreement prior to the Closing, the Company shall take all actions prior to the Effective Time as shall be required to effect the vesting prior to the Effective Time of any Unvested Company Option held by such Company Optionholder (and such accelerated Company Options will be treated as In-the-Money Options for all purposes of this Agreement).
(g)    Company Warrants.
(i)    Vested In-the-Money Company Warrants. As of the Effective Time, each Vested Company Warrant that is an In-the-Money Warrant (the “Vested In-the-Money Warrant”) immediately prior to the Effective Time, will be, by virtue of the Merger and without any action on the part of Acquirer, Merger Sub, the Company, the Company Warrantholder or any other Person, cancelled and each such Company Warrantholder will cease to have any rights with respect thereto other than the right to receive with respect to each of such Company Warrantholder’s Vested In-the-Money Warrants issued, outstanding unexercised immediately prior to the Effective Time, subject in all respects to Section 1.10, Section 1.11 and Section 8.7(c) an amount in cash for each share of Company Common Stock issuable under such Vested In-the-Money Warrant, without interest, equal to: (i) the Common / Series A Amount Per Share; less (ii) the applicable exercise price for each share of Company Capital Stock issuable under such Vested In-the-Money Warrant. The amount of cash each Company Warrantholder of a Vested In-the-Money Warrant is entitled to receive for such Vested In-the-Money Warrant shall be rounded to the nearest cent and computed after aggregating cash amounts for all Vested In-the-Money Warrants held by such Company Warrantholder.
(ii)    Vested Out-of-the-Money Company Warrants. As of the Effective Time, each Vested Company Warrant that is an Out-of-the-Money Warrant and is outstanding immediately prior to the Effective Time shall be, by virtue of the Merger, without any further action on the part of any holder thereof, cancelled and extinguished without any present or future right to receive any consideration therefor.
(iii)    Unvested Company Warrants. As of the Effective Time, each Unvested Company Warrant that is outstanding immediately prior to the Effective Time shall be, by virtue of the Merger, without any further action on the part of any holder thereof, cancelled and extinguished without any present or future right to receive any consideration therefor.
(iv)    Prior to the Effective Time, the Company shall take all action necessary to effect the treatment of Company Warrants provided for under this Agreement under all Contracts governing the terms of all Company Warrants and under any other plan or arrangement to which the Company is a party or by which the Company may be bound, including by giving any required notice and obtaining any required consent contemplated thereby. The Company shall consult with Acquirer with respect to the form and content of any notices to any holders of Company Warrants or solicitation of any consents or other approvals from the holders of any Company Warrants prior to delivery thereof.
(h)    Capital Stock of Merger Sub. Each share of capital stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without further action on the part of the sole stockholder of Merger Sub, be converted into and become one share of Company Common Stock (and the shares of the Company into which the shares of Merger Sub capital stock are so converted shall be the only shares of the Company’s capital stock that are issued and outstanding immediately after the Effective Time). Each certificate evidencing ownership of shares of Merger Sub capital stock will evidence ownership of such shares of Company Common Stock.
(i)    Treatment of Company Common Stock Owned by the Company. At the Effective Time, all shares of Company Common Stock that are owned by the Company as treasury stock immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.
(j)    Rights Not Transferable. The rights of the Company’s securityholders as of immediately prior to the Effective Time are personal to each such Company Stockholder and shall not be transferable for any reason otherwise than by operation of law, will or the laws of descent and distribution. Any attempted transfer of such right by any holder thereof (otherwise than as permitted by the immediately preceding sentence) shall be null and void.
(k)    Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Capital Stock or Acquirer Common Stock occurring after the date hereof and prior to the Effective Time, all references in this Agreement to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.
(l)    Purchase Price. Notwithstanding anything to the contrary contained in this Agreement, in no event shall the aggregate consideration paid and issued by Acquirer collectively to the Company Stockholders, Company Optionholders and Company Warrantholders pursuant to the Merger exceed the Closing Payment (other than as a result of adjustments due to the Acquirer Trading Price).
1.10    Escrow Amount. Notwithstanding anything herein to the contrary, at the Closing Acquirer shall withhold from the cash amount payable to each Indemnifying Holder such Indemnifying Holder’s Pro Rata Share of the Escrow Amount and will deposit the Escrow Amount with the Escrow Agent pursuant to the Escrow Agreement. The Escrow Amount, together with such aggregate cash and any interest earned thereon, will be further referred to as the “Escrow Fund”. Any cash disbursements required to be made from the Escrow Fund to the Indemnifying Holders shall be distributed in accordance with the terms of the Escrow Agreement and Section 8.7(c), and the parties hereto agree and acknowledge that such distributions shall be reported under the installment method pursuant to Section 453 of the Code that the Treasury Regulations promulgated thereunder, except to the extent otherwise required by applicable Tax law.
1.11    Stockholder Fund. Notwithstanding anything herein to the contrary, within one (1) Business Day of the Closing Date, Acquirer shall cause the initiation of a wire to deposit with the Stockholders’ Agent $300,000 (the “Indemnifying Holders’ Expense Fund Amount”), which shall be deemed to be withheld from the consideration otherwise payable at Closing to each Indemnifying Holder in accordance with each Indemnifying Holder’s Pro Rata Share of the Indemnifying Holders’ Expense Fund Amount. The Indemnifying Holders’ Expense Fund Amount shall be used by the Stockholders’ Agent for the payment of expenses incurred by it in performing its duties in accordance with Section 8.7 (the “Indemnifying Holders’ Expense Fund”). The Indemnifying Holders will not receive any interest or earnings on the Indemnifying Holders’ Expense Fund and irrevocably transfer and assign to the Stockholders’ Agent any ownership right that they may otherwise have had in any such interest or earnings. The Stockholders’ Agent will not be liable for any loss of principal of the Indemnifying Holders’ Expense Fund Amount other than as a result of its gross negligence or willful misconduct. The Stockholders’ Agent will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. The amounts deposited in the Indemnifying Holders’ Expense Fund shall be available for the payment of all fees and expenses reasonably incurred by the Stockholders’ Agent in performing its duties under this Agreement; provided that any portion of the Indemnifying Holders’ Expense Fund not ultimately required for the payment of such fees and expenses shall be delivered by the Stockholders’ Agent to the Exchange Agent for payment to the Indemnifying Holders based on each Indemnifying Holder’s Pro Rata Share in accordance with and subject to the terms and conditions in Section 8.7(c). For tax purposes, the Indemnifying Holders’ Expense Fund Amount will be treated as having been received and voluntarily set aside by the Indemnifying Holders at the time of Closing.
1.12    Surrender of Certificates.
(a)    Exchange Agent. Continental Stock Transfer & Trust Co. shall act as the exchange agent (in their capacity as such, sometimes referred to as the “Exchange Agent”) in the Merger.

(b)    Exchange Procedures.
(i)    Prior to or on the Closing Date, the Company will cause to be mailed or otherwise delivered to each holder of record (based on the addresses set forth on the Spreadsheet) of a certificate or certificates (the “Certificates”) which immediately prior to the Effective Time represented outstanding shares of Company Capital Stock that are to be converted into the right to receive a portion of the Closing Payment, (i) a Letter of Transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon receipt of the Certificates by the Acquirer, and shall be in such form and have such other provisions as Acquirer may reasonably specify), and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the consideration owing to such Company Stockholder in respect thereof. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor the portion of the Closing Payment in accordance with the terms of this Agreement. Until so surrendered, each Certificate will be deemed from and after the Effective Time, for all corporate purposes, to evidence the ownership of the right to the consideration set forth in Sections 1.9(a) through 1.9(d), into which such shares of Company Capital Stock shall have been so converted pursuant to the terms of this Agreement and as reflected in the Spreadsheet.
(ii)    As soon as reasonably practicable following the Closing Date (but in any event within 30 days after the Closing Date), Acquirer shall cause the amounts to be paid to each Company Optionholder holding In-the-Money Options pursuant to Section 1.9(f) through, in the discretion of Acquirer, the Exchange Agent or through Acquirer’s or the Surviving Corporation’s payroll system and in accordance with standard payroll practices (including withholding for applicable Taxes) or directly by Acquirer or one of its Affiliates.
(iii)    On the Closing Date Acquirer shall cause delivery of the Closing Payment (less amounts to be paid through payroll pursuant to Section 1.12(b)(ii)) to the Exchange Agent.
(iv)    As soon as reasonably practicable following the Closing Date (but in any event within 30 days after the Closing Date), the Exchange Agent shall cause the amounts to be paid to each Company Warrantholder holding Vested In-the-Money Warrants pursuant to Section 1.9(g).
(v)    As soon as reasonably practicable following the Closing Date (but in any event within 30 days after the Closing Date), Acquirer shall cause the Retention and Severance Payments required to be paid in connection with Closing, in the discretion of Acquirer, through Acquirer’s or the Surviving Corporation’s payroll system and in accordance with standard payroll practices (including withholding for applicable Taxes) or directly by Acquirer or one of its Affiliates.
(c)    Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, Acquirer shall issue in exchange for such Certificate, following the making of an affidavit of that fact by the record holder thereof, such consideration as may be required pursuant to Section 1.9 in respect of such Certificate; provided, however, that Acquirer may, in its good faith discretion and as a condition precedent to the issuance thereof, require the record holder of such Certificate to deliver a bond in such sum or execute an indemnification agreement as Acquirer may reasonably direct as indemnity against any claim that may be made against Acquirer, the Company, and/or any of their respective representatives or agents with respect to such Certificate.
(d)    No Further Ownership Rights in the Company Capital Stock. All consideration paid or payable following the surrender for exchange of shares of Company Capital Stock in accordance with the terms hereof shall be so paid or payable in full satisfaction of all rights pertaining to such shares of Company Capital Stock, and there shall be no further registration of transfers on the records of the Company of shares of Company Capital Stock which were issued and outstanding immediately prior to the Effective Time.
1.13    Withholding Rights. Acquirer, the Company and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise deliverable under this Agreement or the Installment Payment Agreements, and from any other payments otherwise required pursuant to this Agreement or the Installment Payment Agreements, to any holder of any shares of Company Capital Stock, the Revesting Holders, such amounts as Acquirer, the Company or the Exchange Agent is required to deduct and withhold with respect to any such deliveries and payments under the Code or any other provision of applicable Tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to such holders in respect of which such deduction and withholding was made.
1.14    Dissenting Shares. Notwithstanding anything contained herein to the contrary, any Dissenting Shares shall not be converted into the right to receive the merger consideration provided for in Section 1.9, but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Dissenting Shares pursuant to Delaware Law. Each holder of Dissenting Shares who, pursuant to the provisions of Delaware Law becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with Delaware Law (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, then any such shares shall immediately be converted into the right to receive the amounts payable pursuant to Section 1.9, if any, in respect of such shares as if such shares never had been Dissenting Shares, and Acquirer shall issue and deliver to the holder thereof, at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 1.9, following the satisfaction of the applicable conditions set forth in Section 1.9, the amounts to which such holder would be entitled in respect thereof under Section 1.9 as if such shares never had been Dissenting Shares. The Company shall give Acquirer (i) prompt notice of any demands for appraisal or purchase received by the Company, withdrawals of such demands, and any other instruments served pursuant to Delaware Law, and received by the Company and (ii) the right to direct all negotiations and proceedings with respect to demands for appraisal or purchase under Delaware Law. The Company shall not, except with the prior written consent of Acquirer, or as otherwise required under Delaware Law, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares. The payout of consideration under this Agreement to the Company’s securityholders at the Effective Time (other than to holders of Dissenting Shares who shall be treated as provided in this Section 1.14 and under Delaware Law, as applicable) shall not be affected by the exercise or potential exercise of appraisal rights under Delaware Law, as applicable, by any other stockholder of the Company.
1.15    Taking of Necessary Action; Further Action.    If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the Surviving Corporation are fully authorized in the name and on behalf of the Company or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Subject to the disclosures set forth in the disclosure schedule of the Company delivered to Acquirer concurrently with the parties’ execution of this Agreement (the “Company Disclosure Schedule”) (each of which disclosures in order to be effective as an exception to the representations and warranties contained in any Section of this Article II, shall (a) clearly indicate such Section and, if applicable, the Subsection of this Article II to which such disclosure relates or (b) upon a reading thereof without any independent knowledge of the subject matter thereof, reasonably apparently apply to such Section), the Company represents and warrants to Acquirer as of the Agreement Date and as of the Closing Date as follows:
2.1    Organization, Good Standing, Corporate Power and Qualification. Each of the Company and each Subsidiary is a corporation duly incorporated and organized, and is validly existing and in good standing, under the laws of its jurisdiction of incorporation or organization. The Company and each Subsidiary has the requisite corporate power and authority to own and operate its properties and assets and to carry on its business as it is presently being conducted, and the Company has the requisite corporate power and authority to enter into and perform this Agreement and all other agreements required to be entered into and performed by the Company under this Agreement (the “Company Related Agreements”). The Company and each Subsidiary is duly qualified and is authorized to transact business and is in good standing as a foreign corporation in each jurisdiction except where the failure to so qualify would not have a Material Adverse Effect on the Company or such Subsidiary.
2.2    Capitalization.
(a)    The authorized capital stock of the Company consists of (i) 1,888,893 shares of Company Common Stock, of which 843,931 shares are issued and outstanding as of the Agreement Date and 707,344 shares of Company Preferred Stock, or which (A) 231,000 are designated as Company Series A Preferred Stock, 209,772 of which shares are issued and outstanding, (B) 399,539 are designated as Company Series B Preferred Stock, 399,539 of which shares are issued and outstanding and (C) 76,805 are designated as Company Series B-1 Preferred Stock, all of which shares are issued and outstanding. Section 2.2(a) of the Company Disclosure Schedule sets forth a complete list, as of the Agreement Date, of (x) the name of all holders of Company Capital Stock, (y) the number of shares held by each such holder and (z) whether any of such shares are restricted and the vesting of any such restricted shares, including the extent to which any such vesting has occurred as of the date hereof and whether (and to what extent) the vesting will be accelerated by the transactions contemplated by this Agreement, and if the shares were initially subject to vesting, whether an election under Section 83(b) was timely and properly made in respect thereof.  No claim has been made or, to the Company’s Knowledge, threatened to the Company, asserting that any Person other than a Person listed on Section 2.2(a) or 2.2(b) of the Company Disclosure Schedule is the holder or beneficial owner of, or has the right to acquire beneficial ownership of, any securities (including Company Options and Company Warrants) of, or any other voting, equity or ownership interest in, the Company or that any person listed on Section 2.2(a) or 2.2(b) of the Company Disclosure Schedule is the holder or beneficial owner of, or has the right to acquire beneficial ownership of, other than the number and class of securities set forth on such schedules, any securities (including options and warrants) of, or any other voting, equity or ownership interest in, the Company.
(b)    The Company has reserved 242,215 shares of Company Common Stock for issuance to employees, non-employee directors, advisors, and consultants pursuant to the Company Option Plan, of which 136,105 shares are subject to outstanding and unexercised Company Options, and 33,152 shares remain available for issuance thereunder. Section 2.2(b) of the Company Disclosure Schedule sets forth a complete list, as of the Agreement Date, of (i) the name of all holders of Company Options, (ii) the number of Company Options held by each such holder, (iii) the date of grant of such Company Option, (iv) the exercise price per share, (v) the Tax status of such Company Option under Section 422 of the Code (or any applicable foreign Tax law in effect in the jurisdiction applicable to any sub-plan of the Plan providing favorable tax treatment), (vi) the term of each Company Option, (vii) the plan from which such Company Option was granted (if any), (viii) and the country and state of residence of such Company Option holder as shown on the books and records of the Company, and (ix) the vesting of any such Company Options, including the extent to which any such vesting has occurred as of the date hereof and whether (and to what extent) the vesting will be accelerated by the transactions contemplated by this Agreement (other than the acceleration of vesting of Unvested Company Options that would constitute In-the-Money Options as of the Effective Time contemplated by Section 1.9(f)(iii)).
(c)    Section 2.2(c) of the Company Disclosure Schedule sets forth a complete list, as of the Agreement Date, of (i) the name of all holders of Company Warrants, (ii) the number of shares of Company Capital Stock exercisable for the Company Warrants held by each such holder and (iii) the vesting of any such Company Warrants, including the extent to which any such vesting has occurred as of the date hereof and whether (and to what extent) the vesting will be accelerated by the transactions contemplated by this Agreement.
(d)    Except as set forth in this Section 2.2, there are no other outstanding shares of Company Capital Stock or voting securities of the Company as of the Agreement Date.  Section 2.2(d) of the Company Disclosure Schedule sets forth all of the shares of Company Capital Stock held in treasury by the Company.  All outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive or similar rights.  As of the Agreement Date, each issued and outstanding share of Company Preferred Stock is convertible into one share of Company Common Stock.
(e)    All issued and outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and, and except as set forth on Section 2.2(e) of the Company Disclosure Schedule, are free of any Encumbrances, preemptive rights, rights of first refusal, repurchase rights, redemption rights or “put” or “call” rights created by statute, the certificate of incorporation or bylaws, or any Contract to which the Company is a party or by which the Company is bound. All issued and outstanding shares of Company Capital Stock were issued in material compliance with all applicable Legal Requirements and all material requirements set forth in applicable Contracts. There is no Liability for dividends accrued and unpaid by the Company. The Company is not under any obligation to register under the Securities Act, or equivalent securities laws of the United States or other jurisdictions, any shares of Company Capital Stock or any other securities of the Company, whether currently outstanding or that may subsequently be issued.
(f)    No bonds, debentures, notes or other indebtedness of the Company (i) having the right to vote on any matters on which stockholders may vote (or which is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is any way based upon or derived from capital or voting shares of the Company, is issued or outstanding as of the Agreement Date (collectively, “Company Voting Debt”).
(g)    Section 2.2(g) of the Company Disclosure Schedule identifies each employee of the Company or any Subsidiary or other Person with a Contract promising the grant of, or right to purchase or receive: (i) options to purchase shares of Company Common Stock or other equity awards with respect to Company Capital Stock (other than such options or equity awards that are set forth on Section 2.2(b) of the Company Disclosure Schedule) or (ii) other securities of the Company, that in each case, have not been issued or granted as of the date hereof, together with the number of such Company Options, other equity awards or other securities and any promised terms thereof.
(h)    The treatment of each of the Company Options set forth in this Agreement as a result of the Merger will not (x) violate any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets or (y) violate or conflict with any of the terms, conditions or provisions of any Contract or other instrument or obligation to which the Company or any of its Subsidiaries is a party with respect to the options to purchase Company Common Stock.
(i)    Except as otherwise set forth in this Section 2.2, as of immediately prior to the Closing, there will be no warrants, options, calls, rights or Contracts of any character to which the Company is a party or by which it is bound obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of Company Capital Stock, options, warrants or other rights to purchase shares of Company Capital Stock or other securities of the Company, or any Company Voting Debt, or obligating the Company to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such option, warrant, call, right or Contract. Except as set forth on Section 2.2(i) of the Company Disclosure Schedule, there are no Contracts (i) between or among the Company and any of its securityholders relating to voting of any shares of Company Capital Stock and (ii) to the Company’s Knowledge, relating to voting, purchase or sale of any shares of Company Capital Stock between or among any of the Company’s securityholders.
(j)    Section 2.2(j) of the Company Disclosure Schedule contains a description of all potential future contingent payment obligations of the Company and its Subsidiaries pursuant to any past acquisitions by the Company or its Subsidiaries (including a timeline for payments, description of payment terms and the maximum amount payable that has not been paid as of the Agreement Date).
2.3    Subsidiaries. Section 2.3 of the Company Disclosure Schedule sets forth all corporations, partnerships, limited liability companies, trusts, joint ventures, associations or other entities in which the Company directly or indirectly owns or controls any interest and the respective percentages of each such interest. All such interests are outstanding and are duly authorized, validly issued, fully paid, and non-assessable. The Company is the registered and beneficial owner of such interests and the Company’s ownerships in such interests are free of any Encumbrances, preemptive rights, rights of first refusal, repurchase rights, redemption rights or “put” or “call” rights created by statute, the certification of incorporation or bylaws of the entities in which such interests exist or by any Contract to which the Company is a party or by which the Company is bound. Each such interest represents the percentage of total issued and outstanding equity interest of the entities in which such interests are held as set forth in Section 2.3 of the Company Disclosure Schedule. The Company has obtained all necessary approvals and consents necessary to acquire and own such interests and none of such approvals or consents will be withdrawn, canceled, restrained or otherwise adversely impacted by the transactions to be consummated under this Agreement.
2.4    Due Authorization; Noncontravention.
(a)    The Company has all requisite corporate power and authority to enter into this Agreement and the Company Related Agreements and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement, the Company Related Agreements (if required) and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by the Company Board. This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The Company Board, by resolutions duly authorized (and not thereafter modified or rescinded) by the unanimous vote of the Company Board, has approved and adopted this Agreement and the Company Related Agreements (if required) and has approved the Merger, determined that this Agreement, the Ancillary Agreements and the terms and conditions of the Merger, this Agreement and the Company Related Agreements are advisable and in the best interests of the Company and Company Stockholders. The affirmative votes of (i) the holders of not less than a majority of the outstanding shares of Company Common Stock and Company Preferred Stock (voting together with the holders of Company Common Stock as a single class on an as-converted to Company Common Stock basis) and (ii) the holders of not less than a majority of the outstanding shares of Company Series A Preferred Stock, Series B Preferred Stock and Series B-1 Preferred Stock (voting as separate voting classes) are the only votes of the holders of the Company Capital Stock necessary to adopt this Agreement and approve the Merger (the “Minimum Company Stockholder Approval”). The execution of the Company Stockholder Consent by the Major Stockholders is sufficient to obtain the Minimum Company Stockholder Approval.

(b)    The execution and delivery of this Agreement and the Company Related Agreements by the Company does not, and the consummation of the transactions contemplated hereby and thereby will not, (i) result in the creation of any Encumbrance on any of the material properties or assets of the Company or any Subsidiary or, to the Company’s Knowledge, any shares of Company Capital Stock or (ii) conflict with, or result in any material violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the certificate of incorporation or bylaws of the Company, in each case as amended to date, (B) any Material Contract of the Company or any Subsidiary, or (C) any Legal Requirements applicable to the Company or any of its material properties or assets.
(c)    No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Entity is required by or with respect to the Company or any Subsidiary in connection with the execution and delivery of this Agreement, the Company Related Agreements or the consummation of the transactions contemplated hereby or thereby other than the filing of the Certificate of Merger as provided in Section 1.2 and as applicable the merger notification under the HSR Act.
2.5    Litigation. Other than as set forth on Section 2.5 of the Company Disclosure Schedule, there is no private or governmental action, suit, proceeding, claim, mediation, arbitration or investigation pending before any Governmental Entity, or, to the Company’s Knowledge, threatened, against the Company or any Subsidiary or any of its assets or properties or any of its directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any Subsidiary). There is no judgment, decree, injunction or order against the Company or any of its assets or properties, or, to the Company’s Knowledge, any of its directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any Subsidiary). As of the Agreement Date, neither the Company nor any Subsidiary has any action, suit, proceeding, claim, mediation, arbitration or investigation pending against any other Person.
2.6    Restrictions on Business Activities. There is no Contract, judgment, injunction, order or decree binding upon the Company or any Subsidiary which has or, to the Knowledge of the Company, would reasonably be expected to have, whether before or after the consummation of the Merger, the effect of prohibiting or impairing any current business practice of the Company or any Subsidiary, any acquisition of property by the Company or any Subsidiary or the conduct of business by the Company or any Subsidiary as currently conducted by the Company or any Subsidiary.
2.7    Compliance with Laws; Governmental Permits.
(a)    Since January 1, 2012, the Company and each Subsidiary has been in compliance in all material respects with, is not in material violation of, and has not received any written notices of material violation with respect to, any Legal Requirement with respect to the conduct of its business, or the ownership or operation of its business. Neither the Company nor any Subsidiary, nor or any director, officer or employee thereof (in their capacities as such or relating to their employment, services or relationship with the Company or any Subsidiary), has given, offered, paid, promised to pay or authorized payment of any money, any gift or anything of value, with the purpose of influencing any act or decision of the recipient in his or her official capacity or inducing the recipient to use his or her influence to affect an act or decision of a government official or employee, to any (i) governmental official or employee, (ii) political party or candidate thereof or (iii) Person while knowing that all or a portion of such money or thing of value would be given or offered to a governmental official or employee or political party or candidate thereof.
(b)    Each of the Company and each Subsidiary has obtained each governmental consent, license, permit, grant or other authorization of a Governmental Entity (i) pursuant to which the Company or any Subsidiary currently operates or holds any interest in any of its assets or properties or (ii) that is required for the operation of the Company’s or any Subsidiary’s business or the holding of any such interest in each case except for such consents, licenses, permits, grants and other authorizations the failure to obtain would not be material to the business of the Company (all of the foregoing consents, licenses, permits, grants, and other authorizations, collectively, the “Company Authorizations”). The Company Authorizations are in full force and effect. Neither the Company nor any Subsidiary has received any written notice or other communication from any Governmental Entity regarding (A) any actual or possible violation of law or any Company Authorization or any failure to comply with any term or requirement of any Company Authorization or (B) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Company Authorization. None of the Company Authorizations will be terminated or materially impaired, or will become terminable, in whole or in part, as a result of the consummation of the transactions contemplated by this Agreement.
2.8    Intellectual Property.
(a)    As used in this Agreement, the following terms have the meanings indicated below:
(i)    “Company Intellectual Property” means any and all Intellectual Property Rights (as defined below) that are owned or purported to be owned by the Company or any of its Subsidiaries, including without limitation all Company Registered Intellectual Property.
(ii)    “Company Products” means all products or services produced, marketed, licensed, sold, distributed or performed by or on behalf of the Company and all products or services currently under development by the Company.
(iii)    “Company Registered Intellectual Property” means all United States, international and foreign: (A) patents and outstanding patent applications (including outstanding provisional applications); (B) registered trademarks, outstanding applications to register trademarks, outstanding intent-to-use applications, or other registrations or outstanding applications related to trademarks; (C) registered

Internet domain names; (D) registered copyrights and outstanding applications for copyright registration; and (E) any other Intellectual Property that is the subject of an outstanding application, certificate, filing, registration or other document issued, filed with, or recorded by any governmental authority owned by, registered or filed in the name of, the Company.
(iv)    “Company Source Code” means, collectively, any software source code or confidential manufacturing specifications or designs, any material portion or aspect of software source code or confidential manufacturing specifications or designs, or any material proprietary information or algorithm contained in or relating to any software source code or confidential manufacturing specifications or designs, of any Company Intellectual Property or Company Products.
(v)     “Intellectual Property” or “Intellectual Property Rights” means any and all worldwide industrial and intellectual property rights and all rights associated therewith, including all patents and outstanding applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof, all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data, proprietary processes and formulae, algorithms, specifications, customer lists and supplier lists, all industrial designs and any registrations and outstanding applications therefor, all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and outstanding applications therefor, Internet domain names, Internet and World Wide Web URLs or addresses, all copyrights, copyright registrations and outstanding applications therefor, and all other rights corresponding thereto, all mask works, mask work registrations and outstanding applications therefor, and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, all computer software, including all source code, object code, firmware, development tools, files, records and data, all schematics, netlists, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, and all rights in prototypes, breadboards and other devices, all databases and data collections and all rights therein, all moral and economic rights of authors and inventors, however denominated, and any similar or equivalent rights to any of the foregoing, and all tangible embodiments of the foregoing.
(vi)    “Third Party Intellectual Property” means any and all Intellectual Property Rights owned by a third party.
(b)    Status.
(i)    The Company owns or has a valid right or license to use all Intellectual Property Rights that are used in the conduct of the business of the Company or any Subsidiary.
(ii)    Neither the Company nor any Subsidiary has transferred ownership of any Company Intellectual Property to any third party, or permitted the Company’s rights in any Company Intellectual Property that is material to the Company’s business to enter the public domain or, with respect to any Intellectual Property for which the Company or any Subsidiary has submitted an application or obtained a registration, lapse (other than through intentional abandonment or lapse, or non-renewal in the ordinary course or the expiration of registered Intellectual Property at the end of its maximum statutory term).
(iii)    The Company owns and has good title to each item of Company Intellectual Property and each item of Company Registered Intellectual Property, free and clear of any Encumbrances. The right, license and interest of the Company or a Subsidiary in and to all Third Party Intellectual Property Rights licensed by the Company or a Subsidiary from a third party are free and clear of all Encumbrances arising by or through Company (other than Permitted Encumbrances).

(iv)    Neither the execution and delivery or effectiveness of this Agreement, the consummation of the transactions contemplated by the Agreement, nor the performance of the Company’s obligations under this Agreement will cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of any Company Intellectual Property, or impair the right of the Company, any Subsidiary or Acquirer to use, possess, sell or license any Company Intellectual Property or portion thereof. After the Closing, all Company Intellectual Property will be fully transferable, alienable or licensable by Acquirer without restriction and without payment of any kind to any third party.
(v)    Section 2.8(b)(v) of the Company Disclosure Schedule lists all current Company Products by name and version number.
(vi)    Section 2.8(b)(vi) of the Company Disclosure Schedule lists all Company Registered Intellectual Property including the jurisdictions in which each such item of Intellectual Property has been issued or registered or in which any outstanding application for such issuance and registration has been filed, or in which any other outstanding filing or recordation has been made. The section also sets forth a list of all actions that are required to be taken by the Company or the Subsidiaries, including, without limitation, payment of applicable registration, maintenance and/or renewal fees, within 30 days of the Closing Date with respect to any of the Company Registered Intellectual Property in order to avoid prejudice to, impairment or abandonment of such Company Registered Intellectual Property
(vii)    All registration, maintenance and renewal fees currently due in connection with the Company Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such Company Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Company Registered Intellectual Property and recording the Company’s ownership interests therein.
(viii)    Neither the Company nor any Subsidiary is or shall be as a result of the execution and delivery or effectiveness of this Agreement or the performance of the Company’s obligations under this Agreement, in breach of any Contract governing any Company Intellectual Property Rights or Third Party Intellectual Property (the “IP Rights Agreements”) and the consummation of the transactions contemplated by this Agreement will not result in the modification, cancellation, termination, suspension of, or acceleration of any payments with respect to the IP Rights Agreements, or give any non-Company party to any IP Rights Agreement the right to do any of the foregoing. Following the Closing, Acquirer will be permitted to exercise all of the Company’s rights under the IP Rights Agreements to the same extent the Company would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company would otherwise be required to pay.
(ix)    None of the IP Rights Agreements grants any third party exclusive rights to or under any Company Intellectual Property or grants any third party the right to sublicense any Company Intellectual Property.
(x)    There are no royalties, honoraria, fees or other payments payable by the Company to any Person (other than salaries payable to employees, consultants and independent contractors not contingent on or related to use of their work product) as a result of the ownership, use, possession, license-in, license-out, sale, marketing, advertising or disposition of any Company Intellectual Property by the Company.

(xi)    To the Company’s Knowledge, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any Company Intellectual Property, by any third party, including any employee or former employee of the Company or any Subsidiary. Neither the Company nor any Subsidiary has brought any action, suit or proceeding for infringement or misappropriation of any Intellectual Property or breach of any IP Rights Agreement.
(xii)    Except as stated in Section 2.8(b)(xii) of the Company Disclosure Schedule: (i) neither the Company nor any Subsidiary has been sued in any suit, action or proceeding (or received any written notice or, to the Company’s Knowledge, written or oral threat) which involves a claim of infringement or misappropriation of any Intellectual Property Right of any third party or which contests the validity, ownership or right of the Company or any Subsidiary to exercise any Intellectual Property Right; (ii) neither the Company nor any Subsidiary has received any written invitation or offer to license or grant any other rights or immunities under any Third Party Intellectual Property Right.
(xiii)    The operation of the business of the Company and the Subsidiaries as such business is currently conducted and as currently proposed to be conducted by the Company or any Subsidiary, including (i) the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product in any country in the world and (ii) the Company’s or any Subsidiary’s use of any product, device or process used in the business of the Company as currently conducted and as currently proposed to be conducted by the Company or any Subsidiary, does not infringe or misappropriate the Intellectual Property of any third party and does not constitute unfair competition or unfair trade practices under the laws of any applicable jurisdiction, and to the Company’s Knowledge, there is no reasonable basis for a claim that the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product or the operation of the business by the Company is infringing or has infringed on or misappropriated any Third Party Intellectual Property.
(xiv)    None of the Company Intellectual Property, the Company Products or the Company is subject to any proceeding or outstanding order, Contract or stipulation (A) restricting in any manner the use, transfer, or licensing by the Company of any Company Intellectual Property or any Company Product other than non-exclusive Intellectual Property Rights licenses granted to customers in the ordinary course of business, or (B) restricting the conduct of the business of the Company in order to accommodate third party Intellectual Property rights.
(xv)    Neither the Company nor any Subsidiary has received any opinion of counsel that any Company Product or the operation of the business of the Company or any Subsidiary, as previously or currently conducted, or as currently proposed to be conducted by the Company or any Subsidiary, infringes or misappropriates any Third Party Intellectual Property Rights.
(xvi)    Each of the Company and each Subsidiary has secured from all of its consultants, employees and independent contractors who independently or jointly contributed to the conception, reduction to practice, creation or development of any Company Intellectual Property unencumbered and unrestricted exclusive ownership of all such consultants’, employees’ and independent contractors’ Intellectual Property Rights in such contribution that the Company or any Subsidiary does not already own by operation of law and such consultants, employees and independent contractors have not retained any rights or licenses with respect thereto. Without limiting the foregoing, the Company and each Subsidiary has obtained proprietary information and invention disclosure and assignment agreements from all current and former employees and consultants of the Company and each Subsidiary who have contributed to the conception, reduction to practice, creation or development of any Company Intellectual Property, and the Company and each Subsidiary has agreed with all of its current and former employees, consultants, and independent contractors, that the Company or such Subsidiary shall be the author of all copyrightable works that such employees, consultants, or independent contractors have independently or jointly created for the Company or such Subsidiary during or otherwise in connection with their services to the Company or such Subsidiary, or such consultants, employees and independent contractors have executed an assignment in favor of the Company of all right, title and interest in such Company Intellectual Property.
(xvii)    To the Company’s Knowledge, no current or former employee, consultant or independent contractor of the Company or any Subsidiary: (A) is in violation of any term or covenant of any Contract relating to employment, invention disclosure, invention assignment, non-disclosure or non-competition or any other Contract with any other party, including using trade secrets or proprietary information of others without permission, by virtue of such employee’s, consultant’s or independent contractor’s being employed by, or performing services for, the Company or any Subsidiary or; or (B) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for the Company or any Subsidiary that is subject to any agreement under which such employee, consultant or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work.
(xviii)    No current or former employee, consultant or independent contractor of the Company or any Subsidiary has any right, license, claim or interest whatsoever in or with respect to any Company Intellectual Property.
(xix)    To the extent that any Intellectual Property that is or was Third Party Intellectual Property Right is incorporated into, integrated or bundled with, or used by the Company or its Subsidiaries in the development, manufacture or compilation of any of the Company Products, the Company or Subsidiary have a written agreement with a third party with respect thereto pursuant to which the Company or a Subsidiary either (A) have obtained complete, unencumbered and unrestricted ownership of, and are the exclusive owners of such Intellectual Property by operation of law or by valid assignment from such third party, or (B) have obtained perpetual, non terminable (other than for breach) licenses (sufficient for the conduct of its business as currently conducted by the Company and as currently proposed to be conducted by the Company) to all such Third Party Intellectual Property Rights from such third party.
(xx)    The Company and the Subsidiaries have taken commercially reasonable steps to protect and preserve the confidentiality of all confidential or non-public information included in the Company Intellectual Property (“Confidential Information”). All use, disclosure or appropriation of Confidential Information owned by the Company or any Subsidiary by or to a third party has been pursuant to the terms of a written Contract between the Company or a Subsidiary and such third party. All use, disclosure or appropriation of Confidential Information by the Company and the Subsidiaries not owned by the Company or any Subsidiary has been pursuant to the terms of a written agreement between the Company or such Subsidiary and the owner of such Confidential Information, or is otherwise lawful. All current and former employees and consultants of the Company having access to Confidential Information or proprietary information of any of their respective customers or business partners have executed and delivered to the Company an agreement regarding the protection of such Confidential Information or proprietary information (in the case of proprietary information of the Company’s customers and business partners, to the extent required by such customers and business partners).
(xxi)    Section 2.8(b)(xxi) of the Company Disclosure Schedule lists all software or other material that is distributed as “free software”, “open source software” or under a similar licensing or distribution terms (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License) that are incorporated into or used in the development or production of any Company Product (“Open Source Materials”). The Company is in compliance in all material respects with the terms and conditions of all licenses for the Open Source Materials.
(xxii)    Neither the Company nor any Subsidiary: (A) incorporated Open Source Materials into, or combined Open Source Materials with, the Company Intellectual Property or Company Products; (B) distributed Open Source Materials in conjunction with any Company Intellectual Property or Company Products; or (C) used Open Source Materials, in such a way that, with respect to (A), (B) or (C), requires, as a condition of use, modification and/or distribution of such Open Source Materials that Company Intellectual Property be (x) disclosed or distributed in source code form, (y)  licensed for the purpose of making derivative works or (z)  redistributable at no charge.
(xxiii)    The software included in the Company Products: (A) has sufficiently documented source code enabling a reasonably skilled (in the relevant technology) software developer to understand, modify, compile and otherwise utilize the software without reference to other sources of information; (B) is free from known material defects or deficiencies, errors in design, and operating defects (the correction or remediation of which would require material time or cost to the Company or Acquirer); and (C) does not contain any disabling mechanisms or protection features which are designed to disrupt, disable, harm or otherwise impede in any manner the operation of, or provide unauthorized access to, a computer system or network or other device on which Company Product software is stored or installed or damage or destroy any data or file without the user’s consent.
(xxiv)    All Company Products sold, licensed, leased or delivered by the Company or any Subsidiary to customers and all services provided by or through the Company or any Subsidiary to customers on or prior to the Closing Date conform in all material respects to applicable contractual commitments, express and implied warranties and to any representations provided to customers and conform in all material respects to packaging, advertising and marketing materials and to applicable product or service specifications or documentation, all to the extent any such warranties, representations, materials, specifications or documentation are not subject to legally effective express exclusions thereof. To the Company’s Knowledge, neither the Company nor any Subsidiary has any Liability (and, to the Company’s Knowledge, there is no legitimate basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against the Company giving rise to any material Liability relating to the foregoing Contracts) for replacement or repair thereof or other damages in connection therewith in excess of any reserves therefor reflected on the Company Financial Statements.
(xxv)    The Company has used commercially reasonable efforts to document material bugs, errors and defects that may currently exist in any Company Products, and such documentation is retained and is available internally at the Company.
(xxvi)    To the Company’s Knowledge, for all software used by the Company and the Subsidiaries in providing services, or in developing or making available any of the Company Products, the Company or a Subsidiary has implemented any and all security patches or upgrades that are generally available for that software.
(xxvii)    Excepted as listed in Section 2.8(b)(xxvii) of the Company Disclosure Schedule, no (A) government funding, (B) facilities of a university, college, other educational institution or research center or (C) funding from any Person (other than funds received in consideration for shares of Company Capital Stock) was used in the development of the Company Intellectual Property.
(xxviii)    Neither the Company or any Subsidiary nor any other Person then acting on its behalf has disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company Source Code. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Company or any Subsidiary or any Person then acting on its behalf to any Person of any Company Source Code. Section 2.8(b)(xxviii) of the Company Disclosure Schedule identifies each Contract pursuant to which the Company or any Subsidiary has deposited, or is or may be required to deposit, with an escrow holder or any other Person, any of the Company Source Code, and describes whether the execution of this Agreement or any of the transactions contemplated by this Agreement, in and of itself, would reasonably be expected to result in the release from escrow of any Company Source Code.
(xxix)    Neither the Company nor any Subsidiary is now and has not ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that could reasonably be expected to require or obligate any of the Company or any Subsidiary to grant or offer to any other Person any license or right to any Company Intellectual Property.  Neither the Company nor any Subsidiary has a present obligation (and there is no substantial basis to expect that there will be a future obligation) to grant or offer to any other Person any license or right to any Company Intellectual Property by virtue of Company’s, any Subsidiary’s or any other Person’s membership in, promotion of, or contributions to any industry standards body or any similar organization.
(xxx)    The Company has a written privacy policy which governs its collection, use and disclosure of Personal Information, and the Company is in material compliance with its privacy policy. Such privacy policy is in the form previously provided to Acquirer. To the Company’s Knowledge, all required consents to the collection, use or disclosure of Personal Information in connection with the conduct of the Company’s business (including disclosure to Affiliates of the Company) have been obtained. The Company and each Subsidiary are in material compliance with all applicable Legal Requirements and with the Company’s internal privacy policies relating to the use, collection, storage, disclosure and transfer of any personally identifiable information collected by the Company or any Subsidiary or by third parties having authorized access to the records of the Company or any Subsidiary, including that the Company’s information processing in this regard has been carried out in accordance with applicable Legal Requirements, and, as and when required by applicable Legal Requirements, the Company has notified the relevant Governmental Entities of its information processing. So long as the Surviving Corporation gives notice as required by the Company’s Privacy Policy, the execution, delivery and performance of this Agreement will comply with all applicable Legal Requirements relating to privacy and with the Company’s and each Subsidiary’s privacy policies. Neither the Company nor any Subsidiary has received a complaint regarding the Company’s collection, use or disclosure of personally identifiable information.
(xxxi)    The Company and each Subsidiary has not undergone any audit or regulatory inquiry from any Governmental Entity with respect to privacy and/or data security of personally identifiable information and, to the Company’s Knowledge, is not subject to any current inquiry from any Governmental Entity (including complaints from any individuals provided to such Governmental Entity regarding same.
(xxxii)    The Company has implemented and maintains a comprehensive security plan which (A) identifies internal and external risks to the security of the Confidential Information, including personally identifiable information, (B) implements, monitors and improves adequate and effective administrative, electronic and physical safeguards to control those risks and (C) maintains notification procedures in compliance with applicable Legal Requirements in the case of any breach of security compromising unencrypted data containing personally identifiable information. Neither the Company nor any Subsidiary has experienced any breach of security or otherwise unauthorized access by third parties to the Confidential Information, including personally identifiable information in the Company’s possession, custody or control. The Company’s computer systems, including external communication systems, are configured in accordance with and perform in compliance with nationally and internationally accepted security standards. The computer systems hardware and software and all programs available on and run by the computer systems, perform to their optimal capacity and no errors or defects, which have not been fully remedied have been discovered therein. The computer systems contain no virus or potentially harmful program codes. The Company has compiled written policy guidelines for all parties with access to its computer systems regarding use of its computer systems, including use of the Internet and e-mail, and, to the Company’s Knowledge, such policy guidelines have been and are being complied with.
2.9    Company Financial Statements.
(a)    Attached as Section 2.9(a) of the Company Disclosure Schedule are the Company’s consolidated audited balance sheets, statements of operations and cash flows for the calendar years of the Company ended December 31, 2014, 2015 and 2016, and the Company’s consolidated unaudited balance sheet, statement of operations and cash flows for the calendar year of the Company ended December 31, 2017, (referred to herein as the “Company Balance Sheet” and the date thereof, the “Company Balance Sheet Date”, and all such financial statements being collectively referred to herein as the “Company Financial Statements”). Except as set forth on Section 2.9(a) of the Company Disclosure Schedule, such Company Financial Statements (i) were prepared in accordance with the books and records of the Company and the Subsidiaries, (ii) present fairly in all material respects the financial condition of the Company and the Subsidiaries at the date or dates therein indicated and the results of operations for the period or periods therein specified, and (iii) have been prepared in accordance with GAAP, except, in the case of unaudited Company Financial Statements, for the omission of notes thereto and customary year-end audit adjustments.
(b)    Neither the Company nor any Subsidiary has any Liabilities other than (i) those set forth or adequately provided or reserved for in the Company Balance Sheet, (ii) those incurred in the conduct of the Company’s or any Subsidiary’s business since the Company Balance Sheet Date in the ordinary course of business, consistent with past practice and that do not arise from a violation of the terms and conditions of this Agreement, (iii) Liabilities incurred by the Company or any Subsidiary with respect to the negotiation and execution of this Agreement (including Transaction Expenses), and (iv) Liabilities that are listed on Section 2.9(b) of the Company Disclosure Schedule. Neither the Company nor any Subsidiary has any off balance sheet liability of any nature to, or any financial interest in, any third party or entity, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of debt expenses incurred by the Company or any Subsidiary.
(c)    Neither the Company nor any Subsidiary, nor any current or former employee, advisor, consultant or director of the Company or any Subsidiary, has identified or been made aware of any fraud, whether or not material, that involves the Company’s or any Subsidiary’s management or other current or former employees, consultants, advisors or directors of the Company or any Subsidiary who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or any Subsidiary, or any claim or allegation regarding any of the foregoing.

2.10    Title to Property and Assets. Each of the Company and each Subsidiary has good and marketable title to all of its properties, and interests in properties and assets, real and personal, reflected on the Company Financial Statements or acquired after the Company Balance Sheet Date, except properties and assets, or interests in properties and assets, sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice, or, with respect to leased properties and assets, valid leasehold interests in such properties and assets which afford the Company valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Encumbrances. The personal property and equipment (taken as a whole) are in such operating condition and repair (subject to normal wear and tear) as necessary for the conduct of the business of the Company and each Subsidiary as currently conducted. All properties used in the operations of the Company or any Subsidiary are reflected on the Company Financial Statements to the extent required under GAAP to be so reflected. Section 2.10 of the Company Disclosure Schedule identifies each parcel of real property leased by the Company or any Subsidiary. The Company and its Subsidiaries have adequate rights of ingress and egress into any real property used in the operation of their respective businesses. The Company has heretofore provided to Acquirer true, correct and complete copies of all leases, subleases and other agreements under which the Company and/or any Subsidiary uses or occupies or has the right to use or occupy, now or in the future, any real property or facility, including all modifications, amendments and supplements thereto. Neither the Company nor any Subsidiary currently owns any real property. Nothing in this Section 2.10 shall be deemed a representation or warranty regarding Company Intellectual Property.
2.11    Activities Since the Company Balance Sheet Date. Since the Company Balance Sheet Date, except as set forth on Section 2.11 of the Company Disclosure Schedule:
(a)    neither the Company nor any Subsidiary has declared or paid any dividends, or authorized or made any distribution upon or with respect to any Company Common Stock or any equity interest of any Subsidiary;
(b)    neither the Company nor any Subsidiary has incurred any Company Debt individually in excess of $50,000 or in excess of $100,000 in the aggregate;
(c)    neither the Company nor any Subsidiary has made any loans, guarantees or advances, nor has provided any type of security interest whatsoever to any Person, other than ordinary advances for expenses;
(d)    neither the Company nor any Subsidiary has sold, exchanged or otherwise disposed of any material assets or rights other than sales of Company Products and non-exclusive licenses in the ordinary course of its business;
(e)    neither the Company nor any Subsidiary has entered into any transactions with any of its officers, directors or employees or any entity controlled by any of such individuals other than in connection with employment and compensation matters with respect to employees entered into in the ordinary course of business;
(f)    there has not been any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the assets, properties, financial condition, operating results, prospects or business of the Company or any Subsidiary;
(g)    there has not been any waiver by the Company or any Subsidiary of a valuable right or of a material debt owed to it;

(h)    there has not been any material change or amendment to a Material Contract by which the Company or any Subsidiary or any of the Company’s or any Subsidiary’s assets or properties is bound or subject, except for changes or amendments which are expressly provided for in this Agreement and the Company Related Agreements and changes or amendments that are disclosed in the Company Disclosure Schedule pursuant to Section 2.16 of this Agreement;
(i)    except in the ordinary course of business or to the extent contemplated or required by any Company Employee Plan, there has not been any material change in any compensation or benefits arrangement or agreement with any employee, officer, director or stockholder of the Company or any Subsidiary;
(j)    there has not been any resignation or termination of employment of any officer of the Company or any Subsidiary or Key Employees and the Company has no Knowledge of any impending resignation or termination of employment of any such officer or Key Employee (except for the resignations of directors and officers required by Section 1.4(a)(iv) of this Agreement);
(k)    there has not been any change in any Tax election or method of Tax accounting made or used by the Company or any Subsidiary, or any settlement or final determination of any tax audit, claim, investigation, litigation or other proceeding or assessment involving the Company or any Subsidiary;
(l)    there has not been any entry into any separation agreement, severance agreement or release with any current or former employees under which the Company or any Subsidiary has any current Liability;
(m)    there has not occurred any event or events that constitute a Material Adverse Effect on the Company; and
(n)    there has not been any arrangement or commitment by the Company or any Subsidiary or, to the Knowledge of the Company, any other Person acting on behalf of the Company or any Subsidiary to do any of the things described in this Section 2.11.
2.12    Interested Party Transactions. None of the Key Employees or officers or directors of the Company or any Subsidiary and, to the Company’s Knowledge, the employees or stockholders of the Company or any Subsidiary, nor any immediate family member or other closely related Person of an officer, director, employee or stockholder of the Company or any Subsidiary, has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the Company or any of its Subsidiaries (except with respect to any interest in less than 5% of the shares of any corporation whose shares are publicly traded). No such Person is a party to, or to the Company’s Knowledge, otherwise directly or indirectly interested in, any Contract to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any of its assets or properties may be bound or affected, except for services or employment-related contracts or agreements as an officer, director or employee of the Company, and standard Company stockholder contracts or agreements.
2.13    No Finder’s Fees; Transaction Expenses. Except as set forth in Section 2.13 of the Company Disclosure Schedule, neither the Company nor any Subsidiary is nor will be obligated for any finder’s or broker’s fee or commission in connection with the transactions contemplated by this Agreement.
2.14    Insurance. Section 2.14 of the Company Disclosure Schedule lists all insurance policies (by policy number, insurer, location of property insured, annual premium, expiration date, and amount and scope of coverage) held by Company and each Subsidiary, copies of which have been provided to Acquirer. There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been timely paid and the Company and each Subsidiary has received no written notice of default under the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and the Company has no Knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.
2.15    Tax Returns and Payments.
(a)    The Company and each Subsidiary, and any consolidated, combined, unitary or aggregate group for Tax purposes of which the Company or any Subsidiary is or has been a member, have properly completed and timely filed all Tax Returns required to be filed by them and have timely paid all Taxes whether or not shown on any Tax Return. All Tax Returns were complete and accurate and have been prepared in substantial compliance with all applicable Legal Requirements. The Company for itself and for its Subsidiaries has delivered to Acquirer correct and complete copies of all Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company or any Subsidiary for years ending after December 31, 2012.
(b)    The Company Financial Statements reflect all Liabilities for unpaid Taxes of the Company and any Subsidiary for periods (or portions of periods) through the Company Balance Sheet Date. Neither the Company nor any Subsidiary has any Liability for unpaid Taxes accruing after the Company Balance Sheet Date except for Taxes arising in the ordinary course of business consistent with past practice subsequent to the Company Balance Sheet Date. Neither the Company nor any Subsidiary has any Liability for Pre-Closing Taxes that is not included in the calculation of the Company Net Working Capital.
(c)    There is (i) no claim for Taxes being asserted against the Company or any Subsidiary that has resulted in an Encumbrance against the property of the Company or any Subsidiary, (ii) no audit or pending audit of, or Tax controversy associated with, any Tax Return of the Company or any Subsidiary being conducted by a Tax Authority, (iii) no extension of any statute of limitations on the assessment of any Taxes granted by the Company or any Subsidiary currently in effect, and (iv) no agreement to any extension of time for filing any Tax Return which has not been filed. No claim has ever been made in writing by any Governmental Entity in a jurisdiction where the Company or any Subsidiary does not file Tax Returns that the Company or any Subsidiary is or may be subject to taxation by that jurisdiction.
(d)    Neither the Company nor any Subsidiary is a party to or bound by any Tax sharing, Tax indemnity or Tax allocation agreement, nor does the Company nor any Subsidiary have any Liability or potential Liability to another Person under any such agreement.
(e)    Neither the Company nor any Subsidiary nor any predecessor of the Company or any Subsidiary has ever been a member of a consolidated, combined, unitary or aggregate group of which the Company or any predecessor of the Company was not the ultimate parent corporation.
(f)    Neither the Company nor any Subsidiary has any Liability for the Taxes of any Person (other than the Company or any Subsidiary) as a transferee or successor, by Contract or otherwise.
(g)    Neither the Company nor any Subsidiary will be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting method for a

Taxable period ending on or prior the Closing Date (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state or local tax law) entered into prior to the Closing (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law relating to a transaction occurring prior to the Closing), (v) installment sale or open transaction disposition made on or prior to the Closing Date, (vi) prepaid amount received on or prior to the Closing Date or (vii) election under Section 108(i) of the Code.
(h)    Neither the Company nor any Subsidiary has a permanent establishment (within the meaning of an applicable Tax treaty) or other office or fixed place of business in a country other than the country in which it is organized.
(i)    Neither the Company nor any Subsidiary has entered into any transaction that was or is a “Tax shelter” transaction as defined in Section 6662 or 6111 of the Code or the Treasury Regulations thereunder. Neither the Company nor any Subsidiary has entered into a listed or reportable transaction as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4(b)(2) or any transaction requiring disclosure under a corresponding or similar provision of state, local or foreign law.
(j)    Neither the Company nor any Subsidiary has distributed stock of another Person or had its stock distributed by another Person, in a transaction that was intended to be governed in whole or in part by Section 355 of the Code.
(k)    The Company and each Subsidiary has disclosed on all relevant Tax Returns any positions taken therein that could give rise to a substantial understatement of Taxes with the meaning of Section 6662 of the Code or any comparable provisions of state, local or foreign law.
(l)    Neither the Company nor any Subsidiary has incurred a dual consolidated loss within the meaning of Section 1503 of the Code.
(m)    The Company and each Subsidiary has in its possession official foreign government receipts for any Taxes paid by it to any foreign Tax Authorities.
(n)    The Company and each Subsidiary is in compliance with all applicable transfer pricing laws, including any transfer pricing documentation requirements. The prices for any property or services (or for the use of any property) provided by or to the Company or any Subsidiary are arm’s length prices for purposes of the relevant transfer pricing laws, including Treasury Regulations promulgated under Section 482 of the Code.
(o)    The Company for itself and for its Subsidiaries has delivered to Acquirer all documentation relating to any applicable Tax holidays or incentives. The Company and the Subsidiaries are in compliance with the requirements for any applicable Tax holiday or incentive and none of the Tax holidays or incentives will be jeopardized by the transactions contemplated in this Agreement.
(p)    The Company has maintained records in sufficiently useable form and detail to substantiate to the applicable Tax Authorities that any research and development expenditures claimed in computing an R&D credit on a previously filed income Tax Return qualify for such R&D credit.  The Company and each Subsidiary is also in compliance with any additional requirements required by applicable Legal Requirements to substantiate any other applicable credits.

(q)    The Company and each Subsidiary has complied (and until the Closing will comply) with all applicable Legal Requirements relating to the payment, reporting and withholding of Taxes, has, within the time and in the manner prescribed by law, withheld from employee wages or consulting compensation and paid over to the proper Governmental Entities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all applicable Legal Requirements, including applicable foreign Taxes, as well as federal and state income Taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, relevant state income and employment Tax withholding Legal Requirements, and has timely filed all withholding Tax Returns, for all periods through and including the Closing Date.
(r)    The Company has delivered to Acquirer true, correct and complete copies of all election statements under Section 83(b) of the Code that it possesses, together with evidence of timely filing of such election statements with the appropriate IRS center with respect to any Company Common Stock that was initially subject to a vesting arrangement or to other property issued by the Company or any Subsidiary to any of their respective employees, non-employee directors, consultants or other service providers which was subject to Section 83 of the Code.
(s)    Section 2.15(s) of the Company Disclosure Schedule lists all “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) to which the Company or any Subsidiary is a party which are not exempt from Section 409A of the Code. Each such nonqualified deferred compensation plan to which the Company or any Subsidiary is a party complies with the requirements of paragraphs (2), (3) and (4) of Section 409A(a) by its terms and has been operated in accordance with such requirements. No event has occurred that would be treated by Section 409A(b) as a transfer of property for purposes of Section 83 of the Code. Neither the Company nor any Subsidiary is under any obligation to pay, or pay a gross-up bonus for, any Taxes under Section 409A of the Code.
(t)    The Company has provided to Acquirer copies of all valuation reports prepared for the Company by an independent valuation firm to determine the fair market value of the capital stock of the Company for purposes of setting the exercise price of stock options granted by the Company for purposes of Sections 409A and 422 of the Code. The exercise price of all Company Options is at least equal to the fair market value of the Company Common Stock on the date such Company Options were granted, and none of the Company, any Subsidiary or Acquirer has incurred or will incur any Liability or obligation to withhold Taxes under Section 409A of the Code upon the vesting of any Company Options. All Company Options constitute “service recipient stock” (as defined under Treasury Regulation 1.409A-1(b)(5)(iii)) with respect to the grantor thereof.
(u)    Each nonqualified deferred compensation plan established by the Company or any Subsidiary or ERISA Affiliate has been operated and maintained in operational and documentary compliance with Section 457A of the Code and applicable guidance thereunder to the extent applicable to a service provider to the Company or any Subsidiary or ERISA Affiliate.
(v)    No independent contractor was (or based on its activities prior to the Closing, will be) considered as an employee of the Company or any Subsidiary by an applicable Tax Authority and/or Company Employee Plan.
(w)    Section 2.15(w) of the Company Disclosure Schedule lists each Person (whether United States or foreign) who as of the Closing will be, with respect to the Company, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined as of the Agreement Date. No securities of the Company or any Company securityholder is readily tradable on an established securities market or otherwise (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) such that the Company is ineligible to seek shareholder approval in a manner that complies with Section 280G(b)(5) of the Code. Neither the Company nor any Subsidiary has ever had any obligation to report, to withhold or to pay (or pay a gross-up bonus for) any excise Taxes under Section 280G or Section 4999 of the Code.
(x)    There is no agreement, plan, arrangement or other Contract covering any current or former employee or other service provider of the Company or Plan Affiliate to which the Company is a party or by which the Company is bound that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, will, or could reasonably be expected to, as a result of the transactions contemplated hereby (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that could reasonably be expected to be non-deductible under Section 162 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) or characterized as a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law).
2.16    List of Material Agreements.
(a)    Except for this Agreement and the Contracts specifically identified in Section 2.16 of the Company Disclosure Schedule, neither the Company nor any Subsidiary is a party to or bound by any of the following Contracts (each, as amended, a “Material Contract”) as of the Agreement Date solely for purposes of this Section 2.16 (all other references to Material Contracts in this Agreement shall be as of the Agreement Date and the Closing Date):
(i)    any distributor, original equipment manufacturer, reseller, value added reseller, sales, advertising, agency or manufacturer’s representative Contract pursuant to which any Person has a right to market, resell or distribute any Company Product involving in the case of any such Contract revenue in excess of $50,000 in the twelve month period ended December 31, 2017;
(ii)    any continuing Contract for the purchase, sale or license of materials, supplies, equipment, services, software, Intellectual Property or other assets involving in the case of any such Contract (A) with respect to purchases by the Company, such Contract involved expenditures of more than $150,000 during the twelve month period ended December 31, 2017 and (B) with respect to sales or licenses by the Company, in excess of $50,000 in annualized run rate with respect to any such Contract as of the twelve month period ended December 31, 2017 (“Material Customers”); provided, that Section 2.16(a)(ii)(B) of the Company Disclosure Schedule need only list each Material Contract with a Material Customer to the extent such Material Contract (x) is terminable for convenience by such Material Customer with a right for the customer to receive a refund, or (y) does not limit the Company or its Subsidiaries liability in the event of a data breach;
(iii)    any Contract that expires or may be renewed at the option of any Person other than the Company or any Subsidiary so as to expire more than one year after the date of this Agreement that pursuant to its terms would require expenditures by the Company or its Subsidiaries more than $50,000 during such renewal period, other than a Contract which is terminable for any reason by the Company or any Subsidiary within one year after the date of this Agreement;
(iv)    any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(v)    any Contract for capital expenditures in excess of $100,000 in the aggregate in the one year period beginning on the Agreement Date;
(vi)    any Contract limiting the freedom of the Company or any Subsidiary to engage or participate, or compete with any other Person, in any line of business, market or geographic area, or to make use of any Intellectual Property, or any Contract granting most favored nation pricing, exclusive sales, distribution, marketing or other exclusive rights, rights of refusal, rights of first negotiation or similar rights and/or terms to any Person, or any Contract otherwise limiting the right of the Company or any Subsidiary to sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts, subassemblies or services;
(vii)    any Contract pursuant to which the Company or any Subsidiary is a lessor or lessee of any real property or any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property involving in excess of $25,000 per annum;
(viii)    any Contract with any officers, directors, employees or stockholders or the Company or any Subsidiary or any member of their immediate families or other closely related Persons, other than, in each case, offer letters and arrangements in the ordinary course of business with at-will employees not requiring payment of severance in connection with termination of such employment, and excluding any Company Employee Plans;
(ix)    any Contract of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to and/or statements regarding, the obligations, Liabilities or indebtedness of any other Person, other than Intellectual Property and other indemnities granted by the Company or any Subsidiary under any Contract listed in Sections 2.16(a)(x) or (xi) of the Company Disclosure Schedule;
(x)    any licenses, sublicenses and other Contracts as to which the Company or any Subsidiary is a party and pursuant to which any Person is authorized to use any Company Intellectual Property (other than non-exclusive Intellectual Property Rights licenses granted to customers in the ordinary course of business) or pursuant to which the Company or any Subsidiary has agreed to any restriction on the right of the Company or any Subsidiary to use or enforce any Company Intellectual Property or pursuant to which the Company or any Subsidiary agrees to encumber, transfer or sell rights in or with respect to any Company Intellectual Property;
(xi)    other than (A) “shrink wrap” and similar generally available commercial end-user licenses to software that is not redistributed with the Company Products that have an individual acquisition cost of $100,000 or less, any licenses, sublicenses and other Contracts to which the Company or any Subsidiary is a party and pursuant to which the Company or any Subsidiary acquired or is authorized to use any Third Party Intellectual Property Rights;
(xii)    any Contract with any third party providing for the development of any software, content, technology or Intellectual Property, independently or jointly, by or for the Company or any Subsidiary;
(xiii)    any outstanding Contract to license or authorize any third party to manufacture or reproduce any of the products, services, technology or Intellectual Property of the Company involving in each such Contract obligations to pay to the Company or any Subsidiary in excess of $250,000 annually, other than reproduction licenses granted by the Company under any Contract listed in Sections 2.16(a)(x) or (xi) or any subpart of Section 2.8 of the Company Disclosure Schedule;

(xiv)    (A) any joint venture Contract, (B) any Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons or (C) any Contract that involves the payment of royalties to any other Person in excess of $10,000 per annum, in each case, other than Company Employee Plans;
(xv)    any Company Product warranty, other than standard warranties of Company included in the packaging of Company Products and warranties granted under Contracts with customers (including Contracts for managed services) entered into in the ordinary course of business;
(xvi)    any Contract for the employment of any director, officer, employee or consultant of the Company or any other type of Contract with any officer, employee or consultant of the Company (other than, in each case, offer letters and arrangements in the ordinary course of business with at-will employees not requiring payment of severance or provision of notice in connection with termination of such employment) that is not immediately terminable by the Company without cost or Liability, including any Contract requiring it to make a payment to any director, officer, employee or consultant on account of the Merger, any transaction contemplated by this Agreement or any Contract that is entered into in connection with this Agreement;
(xvii)    any Contract or plan (including any share option, merger and/or share bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of Company Preferred Stock or any options, warrants, convertible notes or other rights to purchase or otherwise acquire any such shares, other securities or options, warrants or other rights therefor;
(xviii)    any Contract under which the Company provides any advice or services to any third party, including any consulting Contract, professional Contract or software implementation, deployment or development services Contract, or support services Contract (including, for each such contract, a description of the percentage of completion and expected additional hours, resources and costs necessary to complete such services) other than (A) Contracts with customers (including Contracts for managed services) entered into in the ordinary course of business and (B) services provided by the Company under any Contract listed in Sections 2.16(a)(x) or (xi) of the Company Disclosure Schedule;
(xix)    any Contract with any labor union or any collective bargaining agreement or similar contract with the Company’s employees;
(xx)    any Contract with any investment banker, broker, advisor or similar party, or any accountant, legal counsel or other Person retained by the Company, whether in connection with this Agreement and the transactions contemplated hereby or otherwise;
(xxi)    any Contract pursuant to which the Company has acquired a business or entity, or all or substantially all of the assets of a business or entity, whether by way of merger, consolidation, purchase of shares, purchase of assets, exclusive license or otherwise, or any Contract pursuant to which the Company has any material ownership interest in any other Person (other than a Subsidiary);
(xxii)    any Contract with any Governmental Entity or that constituted a Company Authorization;
(xxiii)    any confidentiality, secrecy or non-disclosure Contract requiring the Company or any Subsidiary to maintain in confidence or not disclose the confidential information of a third party, other than any such Contract entered into by the Company in the ordinary course of its business consistent with past practice or, prior to the Agreement Date, in connection with potential Acquisition Transactions or debt or equity investments in the Company; or
(xxiv)    any settlement agreement or any separation agreement, severance agreement (other than a Company Employee Plan) or release with any current or former employees under which the Company or any Subsidiary has any current Liability.
(b)    All Material Contracts are in written form. As of the date of this Agreement, each of the Material Contracts is in full force and effect, subject only to the effect, if any, of applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, relating to the rights of creditors generally and rules of law governing specific performance, injunctive relief and other equitable remedies. There exists no material default or event of default or event, occurrence, condition or act, with respect to the Company or, to the Company’s Knowledge, with respect to any other contracting party, which, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a material default or an event of default under any Contract to which the Company is a party or (ii) give any third party (A) the right to declare a default or exercise any material remedy under any Contract to which the Company is a party, (B) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Contract to which the Company is a party, (C) the right to accelerate the maturity or performance of any material obligation of the Company or any of its Subsidiaries under any Contract to which the Company is a party, or (D) the right to cancel, terminate or modify any Contract to which the Company is a party (other than any provision of a Contract permitting termination for convenience). The Company has not received any written notice regarding any actual or possible material breach of, or material default under any Material Contract. As of the date of this Agreement, the Company has not received any written notice regarding an intention to cancel any Material Contract. True, correct and complete copies of all Material Contracts (or written summaries thereof with respect to any oral Material Contracts) have been provided to Acquirer prior to the Closing Date.
2.17    Export Control Laws. The Company and each Subsidiary has conducted its export transactions in accordance in all material respects with applicable provisions of all export control laws and regulations that apply to the Company or any Subsidiary and has obtained all export licenses and approvals required in connection with the export of its products, software, services and technologies and is in compliance in all material respects with terms of such licenses. Without limiting the foregoing:
(a)    there are no pending or, to the Company’s Knowledge, threatened or threatening claims, or actions, conditions or circumstances that would reasonably be expected to give rise to any future claims against the Company with respect to such export licenses or other approvals;
(b)    no consents or approvals for the transfer of export licenses to Acquirer are required, except for such consents and approvals that can be obtained expeditiously without material cost.
2.18    Customers and Suppliers.
(a)    Neither the Company nor any Subsidiary has any outstanding material disputes concerning its products and/or services with any customer or distributor who, in the year ended December 31, 2016 and the year ended December 31, 2017, was one of the ten largest sources of revenues for the Company and the Subsidiaries, based on amounts invoiced during such period (each, a “Significant Customer”). Each Significant Customer as of the date of this Agreement is listed on Section 2.18(a) of the Company Disclosure Schedule. As of the date of this Agreement, neither the Company nor any Subsidiary has received any written notice from any Significant Customer that such Significant Customer intends to not continue as a customer or distributor, as applicable, of the Company or such Subsidiary (or the Acquirer)

after the Closing or that such customer or distributor, as applicable, intends to terminate or materially modify existing Contracts with the Company or such Subsidiary (or the Acquirer).
(b)    Neither the Company nor any Subsidiary has any outstanding material dispute concerning products and/or services provided by any supplier who, in the year ended December 31, 2016 and the year ended December 31, 2017, was one of the ten largest suppliers of products and/or services to the Company and the Subsidiaries, on a consolidated basis, based on amounts paid or payable during such period (each, a “Significant Supplier”). Each Significant Supplier is listed on Section 2.18(b) of the Company Disclosure Schedule. Neither the Company nor any Subsidiary has received any written notice from any Significant Supplier that such supplier shall not continue as a supplier to the Company or such Subsidiary (or the Acquirer) after the Closing or that such supplier intends to terminate or materially modify existing Contracts with the Company or such Subsidiary (or the Acquirer).
2.19    Certificate; Bylaws; Minute Books; Books and Records. The certificates of incorporation and bylaws of the Company and each Subsidiary are in the form previously provided to Acquirer. The minute books of the Company and each Subsidiary, as made available to Acquirer contain a complete summary of all meetings and complete and true copies of all consents of directors and stockholders since the Company’s incorporation. The books and records of the Company and each Subsidiary, as made available to Acquirer are stated in reasonable detail and fairly reflect in all material respects the transactions and dispositions of the assets of the Company and each Subsidiary.
2.20    Employee Matters.
(a)    Section 2.20(a) of the Company Disclosure Schedule lists, with respect to the Company, and any Subsidiary and any trade or business (whether or not incorporated) that is treated as a single employer with the Company (an “ERISA Affiliate”) within the meaning of Section 414(b), (c), (m) or (o) of the Code, (i) all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) each loan to an employee, (iii)  all stock option, stock purchase, phantom stock, stock appreciation right, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements, (iv) all bonus, pension, profit sharing, savings, severance, retirement, deferred compensation or incentive plans, programs or arrangements, (v) all other fringe or employee benefit plans, programs or arrangements, and (vi) all employment or executive compensation or severance agreements, written or otherwise, as to which unsatisfied obligations of the Company or such Subsidiary remain for the benefit of, or relating to, any present or former employee, consultant, advisor or non-employee director of the Company or such Subsidiary (all of the foregoing described in clauses (i) through (vi), collectively, the “Company Employee Plans”) and the Company and each Subsidiary have duly maintained and contributed to all mandatory employee pension accounts in accordance with all applicable laws.
(b)    Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has applied (or has time remaining in which to apply) to the Internal Revenue Service for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or Internal Revenue Service pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination or has been established under a standardized prototype plan for which an Internal Revenue Service opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer. Nothing has occurred since the issuance of any such determination letter that would reasonably be expected to cause the loss of the Tax-qualified status of any Company Employee Plan subject to Section 401(a) of the Code. The Company does not sponsor or maintain any self-funded employee benefit plan, including any plan to which a stop-loss policy applies.
(c)    None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or similar state law. No Company Employee Plan is covered by, and the Company has not incurred nor expects to incur any Liability under Title IV of ERISA or Section 412 of the Code. Each Company Employee Plan, other than a Company Employee Plan described in Section 2.20(a)(ii) or (v), can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Acquirer (other than ordinary administrative expenses typically incurred in a termination event). There are no other entities that are or should be part of a controlled group that includes the Company pursuant to Code Sections 414(b), (c), (m), or (o).
(d)    The Company does not currently maintain, sponsor, participate in or contribute to, nor has ever maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) which is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.
(e)    The Company is not a party to, nor has made any contribution to or otherwise incurred any obligation under, any “multiemployer plan” as such term is defined in Section 3(37) of ERISA or any “multiple employer plan” as such term is defined in Section 413(c) of the Code.
(f)    To the Company’s Knowledge, no employee of the Company, nor any Subsidiary, nor any consultant or advisor with whom the Company or any Subsidiary has contracted is in violation of any term of any employment contract, proprietary information agreement or any other agreement relating to the right of any such individual to be employed by, or to contract with, the Company or any Subsidiary; and, to the Company’s Knowledge, the continued employment by the Company and each Subsidiary of its present employees, and the performance of the Company’s and such Subsidiary’s contracts with its independent contractors, will not result in any such violation.
(g)    Other than with respect to the Company Employee Plans or as contemplated by this Agreement, none of the execution and delivery of this Agreement, the consummation of the Merger or any other transaction contemplated hereby or any termination of employment or service or any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event, (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any Person, (ii) increase any benefits otherwise payable by the Company or any Subsidiary, (iii) result in the acceleration of the time of payment or vesting of any such benefits, except as required under Section 411(d)(3) of the Code, (iv) increase the amount of compensation due to any Person, or (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company or any Subsidiary to any Person.
(h)    The Company and each Subsidiary is in compliance in all material respects with all applicable Legal Requirements respecting employment, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors, consultants and advisors), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act, and is not engaged in any unfair labor practice.
(i)    Neither the Company nor any Subsidiary is a party to or bound by any collective bargaining agreement or other labor union Contract, no collective bargaining agreement is being negotiated by the Company nor any Subsidiary and neither the Company nor any Subsidiary has any duty to bargain with any labor organization. There is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any Person employed by the Company or any Subsidiary. The Company and each Subsidiary does not have Knowledge of any activities or proceedings of any labor union or to organize their respective employees. There is no labor dispute, strike or work stoppage against the Company or any Subsidiary pending or, to the Company’s Knowledge, threatened which may interfere with the respective business activities of the Company or any Subsidiary.
(j)    The employment of the employees of the Company and each Subsidiary is “at will” and neither the Company nor any Subsidiary has any obligation to provide any particular form or period of notice prior to terminating the employment of any of its employees, except as set forth on Section 2.20(j) of the Company Disclosure Schedule. Neither the Company nor any Subsidiary has a present intention to terminate the employment of any officer, key employee or group of employees (except for resignations of directors and officers required by Section 1.4(a)(iv) of the Agreement).
(k)    The Company has provided to Acquirer a true, correct and complete list as of the Agreement Date of the names, positions and rates of compensation of all officers and directors who are employees of the Company or any Subsidiary,, and other employees of the Company and each Subsidiary, showing each such person’s name, position, base annual remuneration, status as exempt/non-exempt, bonuses and fringe benefits (other than such benefits as arise from eligibility to participate in any Company Employee Plan at standard participation levels) for the current fiscal year and the most recently completed fiscal year.
(l)    The Company has provided to Acquirer a true, correct and complete list of all of the consultants, advisors and independent contractors of the Company and each Subsidiary, and for each the initial date of the engagement and whether the engagement has been terminated by written notice by either party.
(m)    No Company Employee Plan is sponsored, maintained or contributed to under the Legal Requirements of any jurisdiction outside of the United States.
(n)    The Company has provided to Acquirer true, correct and complete copies of each of the following: all Company Employee Plan documents including any amendments and related services or insurance contracts; all forms of offer letters; all forms of employment agreements and severance agreements; all forms of services agreements and agreements with consultants and/or advisors (to the extent there remain any outstanding Company obligations thereunder or are with current consultants and/or advisors); all agreements relating to acceleration of vesting rights; all forms of confidentiality, non-competition or inventions agreements; the most current management organization chart(s); and a schedule of bonus commitments made to employees of the Company and each Subsidiary.
(o)    Neither the Company nor any Subsidiary is liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing. The Company and each Subsidiary has paid in full to all employees, independent contractors and consultants all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees, independent contractors and consultants. Neither the Company nor any Subsidiary is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistently with past practice).
(p)    The Company has required that all current and former employees working in the United States complete a Form I-9 in connection with the commencement of their employment. Every Person who provides services to the Company or any Subsidiary and who requires a visa, employment pass or other required permit to work in the country in which he is employed has produced a current employment pass or such other required permit to the Company or the applicable Subsidiary and possesses all necessary permission to remain in such country and perform services in that country.
(q)    The Company and each Subsidiary is in compliance in all material respects with the Worker Adjustment Retraining Notification Act of 1988, as amended (the “WARN Act”), or any similar state, local or foreign law. In the past two years, (i) neither the Company nor any Subsidiary has effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company or any Subsidiary and (iii) neither the Company nor any Subsidiary has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation. Neither the Company nor any Subsidiary has caused any of its employees to suffer an “employment loss” (as defined in the WARN Act) during the 90-day period immediately preceding the Agreement Date.
(r)    Each Company Employee Plan complies, in both form and operation, in all material respects, with its terms, ERISA, if applicable and the Code, if applicable, and no condition exists or event has occurred with respect to any such plan which would result in the incurrence by the Company or Acquirer of any material Liability, fine or penalty.
2.21    Environmental and Safety Laws. Neither the Company nor any Subsidiary is in violation of any applicable Legal Requirement relating to the environment or occupational health and safety, and, to the Company’s Knowledge, no material expenditures are or will be required in order to comply with any such Legal Requirement. No Hazardous Materials (as defined below) are used or have been used, stored, or disposed of by the Company or, to the Company’s Knowledge, by any other Person on any property owned, leased or used by the Company. For the purposes of the preceding sentence, “Hazardous Materials” shall mean (a) materials which are listed or otherwise defined as “hazardous” or “toxic” under any applicable local, state, federal and/or foreign Legal Requirements that govern the existence and/or remedy of contamination on property, the protection of the environment from contamination, the control of hazardous wastes, or other activities involving hazardous substances, including building materials, or (b) any petroleum products or nuclear materials.
2.22    Executive Officers. No executive officer of the Company or any Subsidiary (a) has been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding involving moral turpitude or a felony (excluding minor traffic violations or DUIs) or (b) is or has been subject to any judgment or order of, or the subject of any pending civil or administrative action by, the SEC or any self-regulatory organization.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF ACQUIRER AND MERGER SUB

Acquirer and Merger Sub represent and warrant to the Company as follows as of the Agreement Date and as of the Closing Date:
3.1    Organization and Standing. Each of Acquirer and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Acquirer and Merger Sub have the requisite corporate power and authority to enter into and perform this Agreement and all other agreements required to be entered into and performed by them under this Agreement (the “Acquirer Related Agreements”), to own and operate their respective properties and assets and to carry on their respective business as currently conducted.
3.2    Due Authorization. Acquirer and Merger Sub each has all requisite corporate power and authority to enter into this Agreement and the Acquirer Related Agreements and to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder. The execution and delivery of this Agreement and the Acquirer Related Agreements, and the consummation of the transactions by Acquirer and Merger Sub contemplated hereby and thereby, have been duly authorized by Acquirer’s and Merger Sub’s respective board of directors, and as required, approved by the stockholders of Acquirer and by Acquirer, as the sole stockholder of Merger Sub. This Agreement has been duly executed and delivered by Acquirer and Merger Sub and constitutes the valid and binding obligation of Acquirer and Merger Sub, enforceable against Acquirer and Merger Sub in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.
3.3    Governmental Consents. Except for the filing of the Agreement of Merger and as applicable the merger notification under the HSR Act, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Acquirer or Merger Sub in order to enable Acquirer or Merger Sub to execute, deliver and perform its obligations under this Agreement or the Acquirer Related Agreements, except for such qualifications or filings under applicable securities laws as may be required in connection with the transactions contemplated by this Agreement. All such qualifications and filings will, in the case of qualifications, be effective on the Closing and will, in the case of filings, be made within the time prescribed by law.
3.4    Noncontravention. The execution and delivery of this Agreement and the Company Related Agreements by Acquirer does not, and the consummation of the transactions contemplated hereby and thereby will not, conflict with, or result in any material violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the certificate of incorporation or bylaws of Acquirer, in each case as amended to date, (B) any material Contract of Acquirer, or (C) any Legal Requirements applicable to Acquirer or any of its material properties or assets which, in any such case, would have a Material Adverse Effect on the ability of Acquirer to consummate the transactions contemplated hereby.
3.5    Litigation. There are no judgments, decrees, injunctions or orders against Acquirer or any of its Subsidiaries and there is no private or governmental action, suit, proceeding, claim, mediation,

arbitration or investigation pending before any Governmental Entity, or, to the Acquirer’s Knowledge, threatened, against Acquirer or any Subsidiary thereof or any of its assets or properties, which would have or could have a material adverse effect on the ability of Acquirer to consummate the transactions contemplated hereby.
3.6    Prior Sub Operations. Merger Sub is wholly owned directly by Acquirer, was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.
3.7    No Finder’s Fees; Transaction Expenses. Neither Acquirer nor Merger Sub is or will be obligated for any finder’s or broker’s fee or other fee or commission in connection with the transactions contemplated by this Agreement.
3.8    Reliance. Each of Acquirer and Merger Sub represent and warrant that (a) the representations and warranties of the Company set forth in this Agreement and the other Company Related Agreements are the only representations and warranties made by the Company regarding the Company, its properties, its business, or otherwise in connection with the transactions contemplated hereby and thereby and (b) Acquirer and Merger Sub are relying solely on, and disclaim reliance on any representation, warranty, statement or information provided thereto, other than the representations and warranties of the Company set forth in this Agreement and the other Company Related Agreements in deciding to enter into this Agreement and the Company Related Agreements; provided, that nothing in this Section 3.8 shall limit or otherwise adversely affect, any right or remedy of Acquirer or its Affiliates relating to any Fraud committed in connection with the transactions contemplated by this Agreement.

3.9    Adequate Resources. Acquirer has sufficient financial resources to pay the Purchase Price.

ARTICLE IV
COVENANTS OF THE COMPANY
4.1    Conduct of the Business of the Company and the Subsidiaries. From the Agreement Date and continuing until the earlier of the termination of this Agreement in accordance with its terms and the Closing Date (the “Pre-Closing Period”), except with the prior written consent of Acquirer:
(a)    the Company shall, and shall cause each Subsidiary to, conduct its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in material compliance with all applicable Legal Requirements (except to the extent expressly provided otherwise in this Agreement or as consented to in writing by Acquirer);
(b)    the Company shall, and shall cause each Subsidiary to, (i) pay all of its debts and Taxes when due, subject to good faith disputes over such debts or Taxes, (ii) pay or perform its obligations when due, (iii) use its commercially reasonable efforts consistent with past practice and policies to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, (iv) use its commercially reasonable efforts consistent with past practice and policies to collect accounts receivable when due and not extend credit outside of the ordinary course of business consistent with past practice, and (v) not take any action that would reasonably be expected to render any representation or warranty made by the Company in this Agreement untrue in any material respect at the Closing;
(c)    the Company shall promptly notify Acquirer of any change, occurrence or event that, individually or in the aggregate with any other changes, occurrences and events, would reasonably be expected to cause any of the conditions to the Closing set forth in Sections 1.4(a) and 1.4(b) to not be satisfied;
(d)    the Company shall, and shall cause each Subsidiary to, assure that each new Contract it enters into after the Agreement Date that would constitute a Material Contract will not require the procurement of any consent, waiver or novation or provide for any change in the obligations of any party thereto in connection with, or terminate as a result of the consummation of, the Merger, and shall give reasonable advance notice to Acquirer prior to (i) terminating any Material Contract or taking any affirmative action to cause any right thereunder to lapse or terminate other than in the ordinary course of business consistent with past practice or (ii) terminating any Material Contract with a supplier of products and/or services to the Company or any Subsidiary or taking any affirmative action to cause any right thereunder to lapse or terminate; and
(e)    the Company shall, and shall cause each Subsidiary to, maintain each of its leased premises in accordance with the terms of the applicable lease.
4.2    Restrictions on Conduct of Business of the Company and the Subsidiaries. Without limiting the generality or effect of the provisions of Section 4.1, during the Pre-Closing Period, the Company shall not, and shall cause each Subsidiary not to, do, cause or permit any of the following, except with the prior written consent of Acquirer (which shall not be unreasonably withheld, conditioned or delayed in the case of subsections (b), (h), and (l) below):
(a)    voluntarily incur or commit to any new material Liabilities outside of the ordinary course of business (other than Liabilities required to be incurred in connection with the transactions contemplated by this Agreement or that otherwise constitute Company Debt or Transaction Expenses to be discharged at Closing);
(b)    make any capital expenditures, capital additions or capital improvements in excess of $25,000 individually or $100,000 in the aggregate;
(c)    change accounting methods or practices or revalue any of its assets, except in each case as required by changes in GAAP after notice to Acquirer or in connection with the restatement of the Company’s 2016 financial statement requested by Acquirer;
(d)    cause or permit any amendments to the certificate of incorporation or bylaws or equivalent organizational or governing documents of the Company or any Subsidiary other than as contemplated by this Agreement;
(e)    make any dividend or other distributions (whether in cash, stock or property) in respect of any of the Company Capital Stock, or split, combine or reclassify any of the Company Capital Stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of Company Capital Stock, other than the issuance of shares of Company Common Stock pursuant to the valid exercise or conversion of any security (including Company Options, Company Warrants and Company Preferred Stock) exercisable for or convertible into shares of Company Common Stock, in each case pursuant to its terms;

(f)    issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any Company Voting Debt or any shares of Company Capital Stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other Contracts of any character obligating it to issue any such shares or other convertible securities, other than the issuance of shares of Company Common Stock pursuant to the valid exercise or conversion of any security (including Company Options, Company Warrants and Company Preferred Stock) exercisable for or convertible into shares of Company Common Stock, in each case pursuant to its terms;
(g)    transfer or license from any Person any rights to any Intellectual Property (other than non-exclusive licenses in the ordinary course of business consistent with past practice) or transfer or license to any Person any rights to any Company Intellectual Property (other than non-exclusive licenses in the ordinary course of business consistent with past practice), or transfer or provide a copy of any Company Source Code to any Person (except to the extent required pursuant to the terms of any Contract that has been previously provided to Acquirer);
(h)    commence or settle a lawsuit other than (i) for the routine collection of bills or (ii) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business, provided that it consults with Acquirer prior to the filing of such a suit;
(i)    amend or modify any existing Material Contract or enter into any Contract that would have been a Material Contract if such Contract had been in effect on the date of this Agreement if such amendment, modification or entry would be reasonably expected to be adverse to the Company in any material respect and not in the ordinary course of business;
(j)    make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any amendment to any Tax Return, enter into any Tax sharing, Tax indemnity, Tax allocation or similar agreement, settle any claim or assessment in respect of Taxes with any Tax Authority, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax if such similar action would have the effect of increasing the Tax liability of the Company, Acquirer or any of its Affiliates for any period ending after the Closing Date;
(k)    engage in (A) any practices, promotional sales or discount activity with any customers or distributors with the effect of accelerating to pre-Closing periods any sales to the trade or otherwise that would be expected (based on past practice) to occur in post-Closing periods, (B) any practice which would have the effect of accelerating to pre-Closing periods collections of receivables that would otherwise be expected (based on past practice) to be made in post-Closing periods, (C) any practice which would have the effect of postponing to post-Closing periods payments by the Company that would otherwise be expected (based on past practice) to be made in pre-Closing periods, or (D) any other promotional sales, discount activity or deferred revenue activity, in each case in this clause (D), in a manner outside the ordinary course of business; provided, however, that sales activities undertaken by the Company’s sales force in the ordinary course of business and not in contemplation of the Merger and the other transactions contemplated by the Agreement shall be deemed not to violate the foregoing; or
(l)    except for the Retention or Severance Payments, (i) make any payments to any employees (other than any payment of standard base salary and bonuses (at no more than 150% of target level) in accordance with the Company’s standard payroll practices and employment agreements, or as otherwise required or contemplated by any Company Employee Plan), (ii) hire any additional officers or other employees, or any consultants or independent contractors, except hiring of employees in the ordinary course of business consistent with past practice to fill open positions listed on Schedule 4.2(k) hereto, (iii) terminate the employment, change the title, office or position, or materially reduce the responsibilities of any Key Employees (other than for cause) or (iv) enter into, amend or extend the term of any employment or consulting agreement with any Key Employee.
4.3    Notice of Developments; Supplements to Company Disclosure Schedule. During the Pre-Closing Period, the Company will promptly notify Acquirer in writing if it should discover that any representation or warranty made by it in this Agreement was when made, has subsequently become or will be on the Closing Date untrue in any material respect. No disclosure pursuant to this Section 4.3 will be deemed to amend or supplement the Company Disclosure Schedule or to prevent or cure any inaccuracy, misrepresentation, breach of warranty or breach of agreement. Furthermore, from time to time prior to the Closing, the Company shall have the right to supplement or amend the Company Disclosure Schedule with respect to any matter hereafter arising or discovered after the delivery of the Company Disclosure Schedule pursuant to this Agreement; provided, however, that such supplements or amendments to the Company Disclosure Schedule shall not be deemed to amend or otherwise modify the Company Disclosure Schedule delivered on the date of this Agreement or the representations and warranties of the Company contained herein or otherwise have any effect on the satisfaction of the conditions to Acquirer’s obligations to close hereunder or on the Company’s indemnity obligations hereunder.
4.4    Pre-Closing Access. During the Pre-Closing Period, the Company and each Subsidiary will afford to Acquirer and its authorized representatives reasonable access as Acquirer may reasonably request to the facilities, offices, properties, technology, processes, books, business and financial records, business plans, budgets and projections, and other information of each of the Company and its Subsidiaries, and the work papers of the Company’s independent accountants, and otherwise provide such reasonable assistance as may be reasonably requested by Acquirer in order that Acquirer have a full opportunity to make such investigation and evaluation as it reasonably desires to make of the business and affairs of each of the Company and the Subsidiaries. The parties to this Agreement shall cooperate to conduct such access in a manner to minimize the disruption to the Company’s business. Subject to applicable Legal Requirements, and the avoidance of loss of privilege to the Company, Acquirer will have full access to the personnel records (including performance appraisals, disciplinary actions, grievances and medical records) of the Company and its Subsidiaries for the purpose of preparing for and conducting employment interviews with all employees; provided, that any such employment interviews with any employee shall be subject to prior consent by the Company’s Chief Executive Officer (such consent not to be unreasonably withheld or delayed). Acquirer hereby agrees that it shall treat any such information in accordance with the Confidentiality Agreement.
4.5    Conditions. The Company will use its commercially reasonable efforts to cause the conditions set forth in Section 1.4(a) and Section 1.4(b) to be satisfied and to consummate the transactions contemplated by this Agreement as soon as reasonably possible.
4.6    Consents. The Company will use commercially reasonable efforts to obtain (at no cost or burden to Acquirer) all consents necessary for the consummation of the transactions contemplated by this Agreement. The Company will keep Acquirer reasonably apprised of the status of obtaining such consents when reasonably requested by Acquirer.
4.7    Termination of Company Employee Plans. Effective as of the day immediately preceding the Closing Date (or such other time specified herein or by written notice from Acquirer to the Company no later than five Business Days prior to the Closing Date), the Company shall terminate all Company Employee Plans that are “employee benefit plans” within the meaning of ERISA, including any Company Employee

Plans intended to include a Section 401(k) arrangement (unless Acquirer provides written notice to the Company no later than five Business Days prior to the Closing Date that such 401(k) plan or other Company Employee Plan shall not be terminated). The Company shall provide Acquirer with evidence that such Company Employee Plan(s) and the Company Option Plan have been terminated (effective no later than (i) immediately prior to the Effective Time, in the case of the Company Option Plan, and (ii) the day immediately preceding the Closing Date, in the case of all other Company Employee Plans) pursuant to resolutions of the Company Board of Directors or any applicable committee thereof. The form and substance of such resolutions shall be subject to review and approval by Acquirer. The Company also shall take such other actions in furtherance of terminating such Company Employee Plan(s) as Acquirer may reasonably require. In the event that termination of the Company’s 401(k) Plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees then the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Acquirer.
4.8    Company Stockholder Consent.
(a)    The Company will take all action necessary under all applicable Legal Requirements to give notice of and solicit written consents from its stockholders to approve resolutions to adopt this Agreement and approve the transactions contemplated hereby. Notwithstanding the generality of the foregoing, as soon as commercially practicable (and in any event within five (5) Business Days) following the execution of this Agreement, the Company shall deliver to each Company Stockholder that has not previously executed both the Company Stockholder Consent and the Joinder Agreement a notice and information statement (the “Information Statement”), for such Company Stockholders to be informed of such Company Stockholders’ rights under Section 262 of the Delaware Law and to execute the Stockholder Consent and Joinder Agreement. The Company shall promptly advise Acquirer in writing if at any time prior to the Effective Time the Company obtains knowledge of any facts that might make it necessary or appropriate to amend or supplement the Information Statement in order to make the statements contained therein not misleading.
(b)    The Information Statement will include a statement to the effect that the Company Board unanimously recommends that the Company Stockholders adopt this Agreement and approve the Merger and this Agreement (the Company Board’s unanimous recommendation that the Company Stockholders adopt this Agreement and approve the Merger and this Agreement is referred to hereafter as the “Company Board Recommendation”).
4.9    Parachute Payments. Prior to the Closing, the Company shall submit to the stockholders of the Company (in a manner reasonably satisfactory to Acquirer) for approval by such number of stockholders of the Company as is required by the terms of Section 280G(b)(5)(B) of the Code a written consent in favor of a single proposal to render the parachute payment provisions of Section 280G of the Code and the Treasury Regulations thereunder (collectively, “Section 280G”) inapplicable to any and all payments and/or benefits provided pursuant to Company Employee Plans or other Contracts that might result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that would not be deductible by reason of Section 280G or that would be subject to an excise Tax under Section 4999 of the Code (together, the “Section 280G Payments” and such approval the “Section 280G Approval”). Any such Section 280G Approval shall be obtained in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations. The form and substance of all Section 280G Approval documents contemplated by this Section 4.9, including the Parachute Payments Waivers, shall be subject to the review and approval of Acquirer, such approval not to be unreasonably withheld, conditioned or delayed.

4.10    Resignation of Officers and Directors. The Company will use its commercially reasonable efforts to obtain and deliver to Acquirer on or prior to the Closing Date (to be effective as of the Closing) the resignation of each officer and director of the Company and each officer and director of each Subsidiary (in each case, in their capacities as officers and directors and not as employees).
4.11    No Solicitation.
(a)    Prior to (i) the Closing or (ii) termination of this Agreement pursuant to Article VII hereof, whichever comes first, the Company will not, and will cause any Company Representatives not to, directly or indirectly, (A) solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal or take any action that could reasonably be expected to lead to an Acquisition Proposal, (B) furnish any information regarding the Company to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal, (C) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or that could reasonably be expected to lead to an Acquisition Proposal, (D) approve, endorse or recommend any Acquisition Proposal or (E) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction. Without limiting the generality of the foregoing, the Company acknowledges and agrees that any violation of or the taking of any action inconsistent with any of the restrictions set forth in the preceding sentence by any Company Representative, whether or not such Company Representative is purporting to act on behalf of the Company, will be deemed to constitute a breach of this Section 4.11 by the Company.
(b)    The Company will promptly (and in no event later than 24 hours after receipt of any Acquisition Proposal advise Acquirer orally and in writing of any Acquisition Proposal, including information known to the Company relating to the identity of the Person making or submitting such Acquisition Proposal and the terms thereof) that is made or submitted by any Person prior to the Closing Date; provided, that, the Company shall have no obligation to give Acquirer the identity of the party making such Acquisition Proposal or a copy of such Acquisition Proposal if such disclosure would violate the terms of any nondisclosure Contract entered into by the Company and such third party prior to the Agreement Date. The Company will keep Acquirer fully informed with respect to the status of any such Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto. Notwithstanding the foregoing, nothing in this Section 4.11 would prevent the Company from taking any of the actions listed above with respect to any proposal or other matter that is not an Acquisition Proposal and does not constitute a breach of this Section 4.11.
4.12    Option and Warrant Matters. The Company shall, prior to the Closing, use commercially reasonable efforts to take or cause to be taken all actions, and shall obtain all consents, as may be required to effect the treatment of Company Options and the Company Warrants pursuant to Section 1.9.
4.13    Spreadsheet and Company Closing Financial Certificate. At least three (3) Business Days prior to the Closing Date, the Company shall prepare and deliver to Acquirer the draft Spreadsheet and the draft Company Closing Financial Certificate. In the event that Acquirer notifies the Company that there are reasonably apparent errors in the drafts, Acquirer and the Company shall discuss such errors in good faith and the Company shall correct such errors prior to delivering the final versions of the same. Without limiting the foregoing, the Company shall provide to Acquirer, together with the Spreadsheet and the Company Closing Financial Certificate, such supporting documentation, information and calculations as are reasonably necessary for Acquirer to verify and determine the calculations, amounts and other matters set forth in those documents.

ARTICLE V
COVENANTS OF ACQUIRER
5.1    Conditions. Each of the Acquirer and Merger Sub will use its commercially reasonable efforts to cause the conditions set forth in Section 1.4 to be satisfied and to consummate the transactions contemplated by this Agreement as soon as reasonably possible.
5.2    Company Earnouts. To the extent that any Company Earnouts are not paid by Acquirer after Closing in accordance with the amounts and timeline as provided in Schedule 2.2(h), and the Acquirer reasonably determines that such amount will never become due for payment, then such amount (net of any costs or expenses of Acquirer in connection with determination of the amounts due and resolving any related disputes) shall be delivered by Acquirer to each Indemnifying Holder based on such Indemnifying Holder’s respective Pro Rata Share.
5.3    Indemnification of Officers and Directors and Insurance.
(a)    For a period of six years from and after the Closing Date, Acquirer shall indemnify and hold harmless, and cause the Surviving Corporation to indemnify and hold harmless, all past and present officers and directors of the Company to the same extent such persons are indemnified by the Company as of the Agreement Date pursuant to the Company’s certificate of incorporation and bylaws or any employment agreements or indemnification agreements identified on Schedule 5.3(a) hereto (which shall survive the Merger and remain in full force and effect in accordance with their terms) or under applicable Legal Requirements for acts or omissions which occurred at or prior to the Closing Date. The Company’s certificate of incorporation and bylaws following the Closing Date shall contain provisions with respect to indemnification and exculpation that are at least as favorable to all past and present officers and directors of the Company as those provisions contained in the Company’s certificate of incorporation and bylaws in effect as of the Agreement Date, and such provisions shall not be amended, repealed or otherwise modified for a period of six years in any manner that would adversely affect the rights of all past and present officers and directors of the Company (unless such modification is required by applicable Legal Requirements). Notwithstanding the foregoing or anything to the contrary in this Agreement, the provisions of this Section 5.3(a) shall not apply to any claim or action by any such officer or director brought against Acquirer or any of its Affiliates or the Company or any of its predecessors, successors, assigns, officers, directors, stockholders, employees, agents or Affiliates in response to or in connection with any claim brought by an Acquirer Indemnified Person pursuant to Article VIII.
(b)    Prior to the Closing, the Company shall purchase a fully prepaid “tail” policy under the Company’s existing directors’ and officers’ liability insurance policy, which (i) has an effective term of six years from the Effective Time, (ii) covers those persons who are currently covered by the Company’s existing directors’ and officers’ liability insurance policy in effect as of the Agreement Date for matters, acts or omissions occurring at or prior to the Effective Time and (iii) contains other coverage terms comparable to those under the Company’s existing directors’ and officers’ liability insurance policy (the “Company D&O Tail Policy”). The cost of the Company D&O Tail Policy will be treated as a Transaction Expense hereunder. If the Merger is consummated, then neither Acquirer nor the Surviving Corporation will cancel the Company D&O Tail Policy during its term.
(c)    The provisions of this Section 5.3 are intended for the benefit of, and shall be enforceable by, all past and present officers and directors of the Company and his or her heirs and representatives. The rights of all past and present officers and directors of the Company under this Section 5.3 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract, applicable Legal Requirements or otherwise
(d)    In the event Acquirer, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, the obligations set forth in this Section 5.3 shall survive.
5.4    Access to Books and Records. Acquirer and the Surviving Corporation shall allow Stockholders’ Agent and its representatives reasonable access to all books and records of the Company or any of its subsidiaries they possess that relate to periods prior to and including the Closing Date. Such access shall be provided on reasonable advance notice and at reasonable times at any location where such records are stored or access to such records in retrievable, human form if stored electronically, and Stockholders’ Agent shall have the right, at the Indemnifying Holders’ expense, to make copies of any such records; provided, such access or copying shall be had or done in such a manner so as to not unduly interfere with the normal conduct of Acquirer’s or the Surviving Corporation’s business and be limited to such information required for purposes of a pending claim for Indemnifiable Damages; provided, further, that any information provided pursuant to this Section 5.4 shall be subject to confidentiality obligations as set forth in this Agreement.
5.5    Collection of Accounts Receivable. With respect to accounts receivable of the Company reflected in the balance sheet included in the Company Closing Financial Certificate that are subject to the indemnification provisions of Section 8.2(a)(ix), Acquirer and its Affiliates shall from and after the Effective Time use efforts consistent with Acquirer’s customary collection practice, in good faith, to collect the amount of all such accounts receivable prior to the Escrow Termination Date.

ARTICLE VI
ADDITIONAL AGREEMENTS
6.1    Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense (provided, that upon the Closing, any unpaid Transaction Expenses shall reduce the Closing Payment).
6.2    Corporate Matters. The Company shall, at (or as soon as reasonably practicable after) the Closing, deliver to Acquirer the minute books containing the records of all proceedings, consents, actions and meetings of the board of directors, committees of the board of directors and stockholders of the Company and the stock ledgers, journals and other records reflecting all stock issuances and transfers.
6.3    Regulatory Approvals.

(a)    Each of Acquirer and the Company shall promptly seek, and use its respective reasonable best efforts to obtain, all consents and approvals required to be obtained by it from or with respect to any Governmental Entity for the consummation of the Merger and the other transactions contemplated by this Agreement, including, without limiting the generality or effect of the foregoing, the expiration or early termination of the applicable waiting period required under the HSR Act and other applicable Antitrust Laws, and any other consents or approvals required to be obtained under the HSR Act or under any other applicable Antitrust Laws.  The parties hereto shall promptly supply one another with any information that may be required in order to obtain such consents and approvals.  Each party hereto shall (i) consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any foreign or other Antitrust Law, (ii) coordinate with one another in preparing and exchanging such materials and (iii) promptly provide one another (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such party to any Governmental Entity in connection with this Agreement; provided that with respect to any such analyses, appearances, presentations, memoranda, briefs, arguments, opinions or proposals or such filings, presentations or submissions, each of Acquirer and the Company need not supply the other (or its counsel) with copies (or in case of oral presentations, a summary) to the extent that any applicable Legal Requirement requires such party or its subsidiaries to restrict or prohibit access to any such information.  In addition, any party may, as it deems advisable and necessary, reasonably designate any confidential and competitively sensitive material provided to the other parties under this Section 6.3 as “Outside Counsel Only.”  Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the source of the materials.

(b)    With respect to any filings made pursuant to the HSR Act and any other additional filings (“Merger Notification Filings”) required by the HSR Act or any other applicable Antitrust Laws, each party hereto will notify the other promptly upon the receipt of (i) any comments from any officials of any Governmental Entity in connection with any Merger Notification Filings made pursuant hereto, (ii) any request by any officials of any Governmental Entity for amendments or supplements to any Merger Notification Filings made pursuant to, or information provided to comply in all material respects with, any applicable Legal Requirements, and (iii) any proposal by a Governmental Entity regarding a settlement of any investigation.  Each party hereto will respond promptly to and comply with any request for information relating to this Agreement or the Merger Notification Filings from any Governmental Entity charged with enforcing, applying, administering or investigating any Antitrust Laws.  Whenever any event occurs that is required to be set forth in an amendment or supplement to any Merger Notification Filing made pursuant to Section 6.3(a), each party hereto will promptly inform the other parties of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement.

(c)    Each of Acquirer and the Company shall use its respective reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the Transactions under any applicable Antitrust Laws.  Acquirer and the Company shall take any and all of the following actions to the extent necessary to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to such transactions and to obtain the approval of any Governmental Entity with jurisdiction over the enforcement of any applicable Legal Requirements regarding the transactions contemplated by this Agreement: (i) entering into negotiations, (ii) providing information required by Applicable Legal Requirements and (iii) substantially complying with any “second request” for information pursuant to Antitrust Laws.

(d)    Notwithstanding anything to the contrary herein, if any litigation or proceeding is instituted (or threatened to be instituted) challenging the Merger or the other transactions contemplated by this Agreement as violative of any Antitrust Law, it is expressly understood and agreed that Acquirer and the Company shall in good faith contest and defend such litigation or proceeding (or threat thereof), but Acquirer shall be under no obligation to make proposals, execute or carry out agreements or submit to any order, judgment, writ, decree, stipulation, award, settlement, consent, or similar, providing for (i) the sale, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Acquirer or the Company or any of their respective Affiliates, (ii) the imposition of any limitation or restriction on the ability of Acquirer or any of its Affiliates to freely conduct their business or, following the Closing, the business of the Company or own such assets or (iii) the holding separate of the shares of Company Capital Stock or any limitation or regulation on the ability of Acquirer or any of its Affiliates to exercise full rights of ownership of the shares of Company Capital Stock (any of the foregoing, an “Antitrust Restraint”).

6.4    Further Action; Reasonable Efforts. Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate and make effective the Merger, including, without limitation, using its commercially reasonable efforts to obtain all permits, consents (including in the case of the Company, the Pay Off Letters), approvals, authorizations, qualifications and orders of Governmental Entities and parties to contracts with the Company as are necessary for the consummation of the Merger. In case, at any time after the Closing Date, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their commercially reasonable efforts to take all such action. Notwithstanding anything to the contrary contained herein, including any obligation to use commercially reasonable efforts, nothing in this Agreement shall require Acquirer or any of its Affiliates to propose, negotiate, commit to and effect, by consent decree, hold separate order, or otherwise, any Antitrust Restraint.

6.5    Tax Matters.
(a)    Preparation of Tax Returns due Prior to Closing. The Company shall prepare and timely file all Tax Returns of the Company and each of its Subsidiaries required to be filed on or prior to the Closing Date (giving effect to valid filing extensions), and shall timely pay all Taxes due with respect to such Tax Returns; provided, however, that prior to filing any such income Tax Returns or paying any income Taxes, the Company shall consult with Acquirer in good faith with respect to such income Tax Returns and Taxes and shall provide Acquirer with drafts of such income Tax Returns (together with the relevant back-up information upon request) and a statement of Taxes owed in connection with the filing of such income Tax Returns at least twenty (20) days prior to the due date for filing such income Tax Returns. The Acquirer shall be entitled to review and comment on any such income Tax Return before it is filed. The Company shall make any changes reasonably requested by the Acquirer, provided such changes are requested no later than ten (10) days prior to the due date for filing any such income Tax Return. All Tax Returns of the Company that are filed, and all Taxes that are paid, prior to the Closing Date shall be prepared and filed in a manner consistent with the past custom and practice of the Company.
(b)    Preparation of Pre-Closing Tax Returns due After Closing. The Acquirer shall prepare and timely file all Tax Returns of the Company and each of its Subsidiaries for all Tax periods ending on or prior to the Closing Date (“Pre-Closing Tax Returns”) required to be filed after the Closing Date (giving effect to valid filing extensions) or for Straddle Periods in a manner consistent with past custom and practice of the Company; provided, however, that prior to filing any such income Tax Return or paying any income Taxes, Acquirer shall consult with Stockholders’ Agent in good faith with respect to such income Tax Returns and Taxes and shall provide Stockholders’ Agent with drafts of such income Tax Returns (together with the relevant back-up information upon request) and a statement of Taxes owed in connection with the filing of such income Tax Returns at least forty (40) days prior to the due date for filing such income Tax Returns. Stockholders’ Agent shall be entitled to review and comment on any such income Tax Return before it is filed. Acquirer shall consider in good faith any changes reasonably requested by Stockholders’ Agent, provided such changes are requested no later than ten (10) days prior to the due date for filing any such income Tax Return. All out-of-pocket costs and fees incurred for the preparation of such Pre-Closing Tax Returns (but subject to a maximum amount equal to the costs and fees incurred by the Company for the preparation of such Tax Returns for 2016) shall be included as an accrual on the Company Balance Sheet. For the avoidance of doubt, and to the extent permitted by applicable Law, all such U.S. federal income Tax Returns of the Company and its Subsidiaries for any Pre-Closing Tax Period that ends on the Closing Date shall be prepared by allocating all items accruing on the Closing Date and prior to the Closing to the Company’s taxable period ending on the Closing Date pursuant to Treasury Regulation Section 1.1502-76(b)(1)(ii)(A)(1) (and not pursuant to the “next day” rule under Treasury Regulation Section 1.1502-76(b)(1)(ii)(B) or pursuant to the ratable allocation method under Treasury Regulation Section 1.1502-76(b)(2)(ii) or 1.1502-76(b)(2)(iii)).
(c)    Cooperation on Tax Matters.  Acquirer, the Company, the Stockholders’ Agent, and the Company Stockholders shall cooperate fully, as and to the extent reasonably requested, in connection with the filing of Tax Returns pursuant to this Agreement and any action, suit, demand or other proceeding with respect to Taxes.  Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such action, suit, demand or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Acquirer, the Company, the Stockholders’ Agent, and the Company Stockholders agree to retain all books and records within their possession with respect to Tax matters pertinent to the Company relating to any Taxable period beginning before the Closing Date until the expiration of the applicable statute of limitations (and, to the extent notified by Acquirer, any extensions thereof), and to abide by all record retention agreements entered into with any governmental authority.  Acquirer and the Stockholders’ Agent further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any governmental authority or any other person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).
(d)    Tax Contests. Following the Closing, the Acquirer shall have the right to control any and all Tax matters involving the Company and its Subsidiaries, including, without limitation, any Tax audit, controversy or other proceeding that relates to a taxable period of the Company or its Subsidiary ending prior to Closing or to any Straddle Period (“Tax Contest”). Acquirer shall provide notice of any Tax Contest to the Stockholders’ Agent, provided however, that failure to provide such notice shall not limit Acquirer’s rights to indemnification unless the Indemnifying Holders are actually prejudiced thereby. In the case of any such Tax Contest, (i) the Acquirer shall keep the Stockholders’ Agent reasonably informed about material developments in such Tax Contest, (ii) permit the Stockholders’ Agent the opportunity to review material correspondence and comment on proposed submissions to a Tax authority in connection with such Tax Contest and take any reasonable comments of the Stockholders’ Agent into account, and (iii) the Acquirer shall not settle, compromise or abandon such a Tax Contest without first consulting with the Stockholders’ Agent and taking into account its reasonable comments on the terms or such settlement, compromise or abandonment, and provided further, that a settlement, compromise or abandonment of a Tax Contest without the Stockholders’ Agent consent shall not in itself be determinative of the existence of Indemnifiable Damages.
(e)    Amendment/Filing of Tax Return. Unless Acquirer reasonably determines that such action is necessary to correct a prior error or otherwise cause the Company or its Subsidiaries’ tax position to be in compliance with the requirements of applicable Tax law, the Acquirer shall not and the Acquirer shall cause its Affiliates (including the Company and its Affiliates) not to (i) amend, refile, revoke or otherwise modify any Tax Return or Tax election of the Company and/or its Subsidiaries with respect to a Pre-Closing

Tax Period, (ii) enter into any voluntary disclosure agreements or amnesty type programs involving the Company or any of its Subsidiaries, or (iii) begin filing Tax Returns for a taxable period ending on or prior to the Closing Date in a manner inconsistent with the past practice of the Company and its Subsidiaries, including filing Tax Returns in jurisdictions where such Tax Returns were not previously filed by the Company.
(f)    Tax Treatment of Payments. Except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of state, local or non-U.S. Law), the Company and its Subsidiaries, the Indemnifying Holders, the Acquirer and their respective Affiliates shall treat any and all purchase price adjustments and indemnification payments as an adjustment to the purchase price for Tax purposes.
(g)    Post-Closing Actions. Acquirer shall not make any election under either Section 336 or Section 338 of the Code with respect to the acquisition of the Company and its Subsidiaries. Acquirer shall include the Company and its Subsidiaries on Acquirer’s consolidated federal income Tax Returns for all post-Closing Tax periods. Additionally, Acquirer shall include the Company and its Subsidiaries on Acquirer’s consolidated state income Tax Returns for all post-Closing Tax periods where Acquirer files such Tax Returns on a consolidated basis.
(h)    Transfer Taxes.  All transfer, documentary, sales, use, stamp, registration and other substantially similar Taxes and fees incurred in connection with this Agreement (collectively, “Transfer Taxes”) shall be paid by the applicable Company Stockholder when due and such Company Stockholder shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes.
6.1    Attorney-Client Privilege and Waiver of Conflicts Regarding Representation. Acquirer, Merger Sub and the Company hereby agree that, in the event that a dispute arises after the Closing between Acquirer and the Surviving Corporation, on the one hand, and the Stockholders’ Agent and the Indemnitors, on the other hand, Buchanan Ingersoll & Rooney PC (“Buchanan”) may represent the Stockholders’ Agent and the Indemnifying Holders in such dispute even though the interests of the Stockholders’ Agent and the Indemnifying Holders may be directly adverse to Acquirer, the Surviving Corporation or any of their respective subsidiaries.  Acquirer, Merger Sub and the Company further agree that, as to all communications among Buchanan, the Stockholders’ Agent and the Indemnifying Holders and their respective Affiliates (individually and collectively, the “Seller Group”) with respect to this Agreement and the transactions contemplated by this Agreement, the attorney-client privilege and the expectation of client confidence belongs solely to the Seller Group and may be controlled only by the Seller Group and shall not pass to or be claimed by Acquirer, Merger Sub or the Company, because the interests of Acquirer and its Affiliates were directly adverse to the Company, the Stockholders’ Agent and/or the Indemnifying Holders at the time such communications were made. Notwithstanding the foregoing, in the event that a dispute arises between Acquirer, Merger Sub or the Company, and a Person other than a party to this Agreement after the Closing, the Company may assert the attorney-client privilege to prevent disclosure to such third-party of confidential communications by Buchanan to the Company and that the Company may not waive such privilege without the prior written consent of the Stockholders’ Agent.
6.2    Confidentiality; Public Disclosure.
(a)    The parties hereto acknowledge that Acquirer and the Company have previously executed the Confidentiality Agreement, which shall continue in full force and effect in accordance with its terms.  The parties acknowledge and agree that the Stockholders’ Agent shall continue to be bound by that certain NDA dated December 7, 2017 entered into by and between the Stockholders’ Agent and the Company.
(b)    The Company shall not, and the Company shall cause each Subsidiary and each Company Representative not to, directly or indirectly, issue any press release or other public statement relating to the terms of this Agreement or the transactions contemplated hereby or use Acquirer’s name or refer to Acquirer directly or indirectly in connection with the transactions contemplated herein in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of Acquirer, unless required by applicable Legal Requirements (in which event a satisfactory opinion of counsel to that effect shall be first delivered to Acquirer prior to any such disclosure).  Notwithstanding anything herein or in the Confidentiality Agreement to the contrary, Acquirer may issue press releases or make such other public statements regarding this Agreement or the transactions contemplated hereby as Acquirer may, in its reasonable discretion, determine, including as may be required by applicable Legal Requirements, the SEC or NASDAQ; provided, however, that Acquirer shall provide the Company with a copy of any press release as least two (2) days prior to release and consider the Company’s reasonable input.  For the avoidance of doubt, any information disclosed by Acquirer pursuant to the preceding sentence shall no longer be deemed confidential under the Confidentiality Agreement.

ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER
7.1    Termination. At any time prior to the Closing, this Agreement may be terminated and the Merger abandoned by authorized action taken by the terminating party, whether before or after the Minimum Company Stockholder Approval has been obtained:
(a)    by mutual written consent duly authorized by the Company Board and the Board of Directors of Acquirer;
(b)    by either Acquirer or the Company, if the Effective Time shall not have occurred on or before May 2, 2018 or such other date that Acquirer and the Company may agree upon in writing (the “Termination Date”); provided, that if the Closing shall not have occurred by such date, but on such date all of the conditions to the Closing set forth in Section 1.4 (other than conditions that by their nature are only to be satisfied at the Closing) have been satisfied or waived, other than the condition set forth in Section 1.4(b)(vii) and Section 1.4(c)(vii), then the Termination Date shall be extended to July 2, 2018; provided, further, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose breach of this Agreement has been the principle cause of the failure of the Closing to occur on or before the Termination Date; or
(c)    by either Acquirer or the Company, if (1) there is a final non-appealable order in effect preventing consummation of the Merger or the other transactions contemplated thereby or (2) there is any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Merger or the other transactions contemplated thereby by any Governmental Entity that would make consummation of the Merger or any of the other transactions contemplated thereby illegal;
(d)    by Acquirer, (i) if the Company has materially breached any provision of this Agreement (other than a representation or warranty set forth in Article II) or (ii) if the Company has breached any representation or warranty set forth in Article II such that the conditions set forth in Section 1.4(b)(ii) would not be satisfied, in each case, to the extent not cured (if curable) within twenty (20) days of notice by Acquirer;

(e)    by the Company, (i) if Acquirer has materially breached any provision of this Agreement (other than a representation or warranty set forth in Article III) or (ii) if Acquirer has breached any representation or warranty set forth in Article III such that the conditions set forth in Section 1.4(c)(i) would not be satisfied, in each case, to the extent not cured (if curable) within twenty (20) days of notice of such breach;

(f)    by Acquirer, if (i)  there shall have been a Material Adverse Effect with respect to the Company that is continuing for twenty (20) days after receipt by the Company of written notice of Acquirer’s intent to terminate this Agreement under this clause or (ii) written consents adopting this Agreement and approving the principal terms of the Merger and this Agreement shall not have been duly executed and delivered by Company Stockholders holding shares of Company Capital Stock sufficient to constitute the Minimum Company Stockholder Approval, within 24 hours after the execution and delivery of this Agreement.
7.2    Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and have no effect and there shall be no liability or obligation on the part of Acquirer, Merger Sub the Company and its Subsidiaries or their respective officers, directors, stockholders or affiliates; provided, however, that (a) the provisions of Section 6.1 (Expenses), this Section 7.2 (Effect of Termination), Article IX (General Provisions) and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement, and (b) nothing herein shall relieve any party hereto from liability in connection with any willful or material breach of such party’s representations, warranties or covenants contained herein.
7.3    Amendment. Subject to the provisions of applicable Legal Requirements, the parties hereto may amend this Agreement by authorized action at any time pursuant to an instrument in writing signed on behalf of each of the parties hereto (provided that after such approval, no amendment shall be made which by Delaware Law requires further approval by such stockholders without such further stockholder approval). To the extent permitted by applicable Legal Requirements, Acquirer and the Stockholders’ Agent may cause this Agreement to be amended at any time after the Closing by execution of an instrument in writing signed on behalf of Acquirer and the Stockholders’ Agent.
7.4    Extension; Waiver. At any time at or prior to the Closing, any party hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. At any time after the Closing, the Stockholders’ Agent and Acquirer may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such Person contained herein. Without limiting the generality or effect of the preceding sentence, no delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision in this Agreement.

ARTICLE VIII
INDEMNIFICATION
8.1    Escrow Amount. Subject to the terms and conditions of this Article VIII, the Escrow Amount shall be available to compensate Acquirer (on behalf of itself or any other Acquirer Indemnified Person (as such term is defined in Section 8.2 below)) for Indemnifiable Damages (as such term is defined in Section 8.2 below) pursuant to the indemnification obligations of the Indemnifying Holders.
8.2    Indemnification.
(a)    Subject to the limitations and exceptions set forth in this Article VIII, from and after the Effective Time, the Indemnifying Holders shall severally (based on their respective Pro Rata Share) indemnify and hold harmless Acquirer and its officers, directors, agents and employees, and each Person, if any, who controls or may control Acquirer within the meaning of the Securities Act (each of the foregoing being referred to individually as an “Indemnified Person” and collectively as “ Indemnified Persons”) from and against any and all claims (whether or not, in the case of third-party claims, such third party is successful on the merits of such claim), demands, settlements, fines, penalties, losses, liabilities, damages, fees, costs and expenses, including costs of investigation and defense and reasonable fees and expenses of lawyers, experts and other professionals (collectively, “Indemnifiable Damages”) directly or indirectly, whether or not due to a third-party claim, arising out of, resulting from or in connection with:
(i)    any inaccuracy of any representation or warranty made by the Company in this Agreement, the Company Disclosure Schedule or any certificate or instrument delivered by the Company pursuant to this Agreement with respect thereto;
(ii)    any breach of or default in connection with any of the covenants or agreements made by the Company in this Agreement at or prior to the Effective Time;
(iii)    any claim asserted or held by any current, former or alleged stockholder, warrantholder, optionholder or other equityholder of the Company alleging any ownership of, interest in or right to acquire any shares or other securities of the Company not otherwise set forth in the Spreadsheet or otherwise alleging a breach of fiduciary duty or disputing the treatment of stockholders, warrantholders, optionholders or other equityholders of the Company in connection with the Merger;
(iv)    any payments paid with respect to Dissenting Shares to the extent that such payments exceed the amounts that otherwise would have been payable pursuant to Section 1.9 hereof upon the exchange of such Dissenting Shares;
(v)    any inaccuracy in the Spreadsheet (excluding any figures provided in the Spreadsheet also provided in the Company Closing Financial Certificate);
(vi)    any inaccuracy in the Company Closing Financial Certificate (without regard to the good faith standard in the certification thereof), but with respect to Company Net Working Capital, after taking into account any positive adjustments to the components thereof that are discovered prior to the resolution of any claims made by any Indemnified Persons with respect to any such inaccuracy;
(vii)    any Pre-Closing Taxes, except to the extent taken into account as a liability in determining Company Net Working Capital;

(viii)    Fraud by or on behalf of the Company or its representatives in connection with this Agreement;
(ix)    the amount of any accounts receivable reflected in the balance sheet included in the Company Closing Financial Certificate that have not been paid to Acquirer or its Affiliates on or prior to the Escrow Termination Date; and
(x)    any obligation of the Company or Acquirer, with respect to any Person’s claim (whether under Contract, Company Employee Plan or applicable law) to vacation or paid time off, which remains unpaid and unused as of the Closing Date.
(b)    Materiality standards or qualifications in any representation, warranty or covenant shall be taken into account only in determining whether a breach of or default in connection with such representation, warranty or covenant (or failure of any representation or warranty to be true and correct) exists, and shall not be taken into account in determining the amount of any Indemnifiable Damages with respect to such breach, default or failure to be true and correct. Any indemnity payments made under this Agreement shall be treated as purchase price adjustments for federal and state income tax purposes.
(c)    Any indemnity payments made under this Agreement shall be treated as purchase price adjustments for federal and state income tax purposes.

(d)    Exclusive Remedy. Notwithstanding anything contained in this Agreement to the contrary, Acquirer and Merger Sub acknowledge and agree that from and after the Effective Time, the rights provided in this Article VIII and the rights under Section 9.8 shall constitute the sole and exclusive remedy for the Indemnified Persons with respect to any Indemnifiable Damages suffered in connection with or arising from this Agreement, the other Company Related Agreements, the Company Disclosure Schedules or any certificate or instrument delivered by the Company pursuant to this Agreement (including, in each case, any breach of any covenant or any breach of any representation or warranty) or otherwise in connection with the transactions contemplated hereby and thereby; provided, however, that this Section 8.2(d) shall not apply to any Indemnifiable Damages suffered in connection with or arising from claims (i) based on Fraud by an Indemnifying Holder in their capacity as such, (ii) pursuant to the Option Cancellation Agreements and Warrant Cancellation Agreements.

8.3    Recourse; Other Limitations.
(a)    The Indemnifying Holders shall not be liable to the Acquirer Indemnified Persons for indemnification under Section 8.2(a) until the aggregate amount of all Indemnifiable Damages in respect of indemnification under Section 8.2(a) exceeds Eight Hundred Thousand Dollars ($800,000) (the “Basket”), in which event the Indemnifying Holders shall be required to pay or be liable for all Indemnifiable Damages incurred by such Acquirer Indemnified Persons (including the Basket), provided, that, the Basket shall not apply to Indemnifiable Damages based upon, arising out of, with respect to or by reason of (i) claims under Section 8.2(a)(viii); (ii) any breach of any of the Fundamental Representations (the “Fundamental Representation Claims”); and (iii) claims for Indemnifiable Damages arising out of or resulting from any of the matters listed in clauses (ii) through (ix) of Section 8.2(a) (the matters set forth in the foregoing clauses (i) through (iii) of this Section 8.3(a) collectively, the “Special Claims”).
(b)    If the Merger is consummated, recovery from the Escrow Fund shall be the sole and exclusive remedy for the indemnity obligations under this Agreement, except in the case of Special Claims.

(c)    In the case of any Special Claims, such claim shall first be satisfied from the Escrow Fund and then against each Indemnifying Holder for such holder’s Pro Rata Share of the amount of any Indemnifiable Damages resulting therefrom.
(d)    Notwithstanding anything to the contrary in this Section 8.3, the maximum liability of any Indemnifying Holder for Indemnifiable Damages under this Article VIII shall be limited to the consideration received by such Indemnifying Holder (without taking into account any off set for personal Taxes and deeming amounts contributed to the Escrow Fund or Indemnifying Holders’ Expense Fund as received for this purpose) pursuant to Section 1.9, except in the case of Fraud, for which there shall be no cap on liability for the Person that committed such Fraud.
(e)    Any indemnification under Section 8.2(a) for Indemnifiable Damages with respect to Taxes arising from a breach of any representation or warranty set forth in Section 2.15 (other than the representations and warranties set forth in each Sections 2.15(d), 2.15(f), 2.15(g) and 2.15(j))  shall be limited to Taxes attributable to Tax periods ending on or prior to the Closing Date and the portion of any Straddle Period ending on (and including) the Closing Date.

(f)    Notwithstanding anything to the contrary contained in this Agreement, Indemnifiable Damages under Section 8.2(a)(ix) with respect to uncollected accounts receivable (i) shall exclude any amount received by Acquirer or its Affiliates with respect to such an account receivable prior to the Escrow Termination Date (other than amounts paid by such account debtor in respect of accounts receivable of Acquirer or its Affiliates (other than the Company)), (ii) shall exclude any portion of such accounts receivable as to which a discount shall have been provided after the Effective Time to such account debtor as an inducement to pay or to settle any dispute with respect to such account receivable (including in connection with a renewal or extension of any Contract or entry into any new Contract with such account debtor) and (iii) shall exclude the amount of any such uncollected accounts receivable assigned to any third party for collection prior to the Escrow Termination Date.

8.4    Period for Claims; Other Limitations.
(a)    Except as set forth below, the period during which claims may be made (the “Claims Period”) for Indemnifiable Damages against the Indemnifying Holders and arising from or in connection with the matters listed in Section 8.2(a) shall commence at the Closing and, intending to contractually shorten or lengthen the period of time during which claims may be made, shall terminate on the Escrow Termination Date; provided, however, that the Claims Period for Indemnifiable Damages arising out of, resulting from or in connection with Special Claims (other than claims under Section 8.2(a)(vi) and Section 8.2(a)(ix)) shall commence at the Closing and terminate upon the 48-month anniversary of the Closing with respect to such matters (the applicable time period specified in this proviso being the “Special Claims Period”); provided, further, that the Claims Period for Indemnifiable Damages arising out of, resulting from, or in connection with Section 8.2(a)(vii) or to any representations and warranties relating to Taxes shall commence at the Closing and terminate upon the expiration of the applicable statute of limitations (the “Tax Claims Period”). Termination of the Claims Period, Special Claims Period or Tax Claims Period shall have no impact on any claims pursuant to an Officer’s Certificate delivered in accordance with Section 8.5.
(b)    Notwithstanding anything contained herein to the contrary, such portion of the Escrow Fund at the Escrow Termination Date as in the good faith reasonable judgment of Acquirer shall be necessary to satisfy any unresolved or unsatisfied claim for Indemnifiable Damages specified in any Officer’s Certificate delivered to the Stockholders’ Agent prior to the Escrow Termination Date shall be retained by the Escrow Agent until such claim for Indemnifiable Damages has been resolved or satisfied. At the Escrow

Termination Date, the remainder of the Escrow Fund, if any, less any amounts remaining in respect of unresolved or unsatisfied claims pursuant to the previous sentence, shall be released and distributed to the Indemnifying Holders promptly (and in any event within ten (10) Business Days) in accordance with each such Indemnifying Holder’s respective Pro Rata Share. With respect to any amounts retained following the Escrow Termination Date, such amounts shall be released to the Indemnifying Holders based on their respective Pro Rata Shares within ten (10) Business Days following the resolution or satisfaction of all such claims, net any amounts therefrom used to satisfy such Indemnifying Holders’s indemnification obligations with respect to such claims, determined in accordance with this Article VIII.
(c)    The amount of any Indemnifiable Damages for which indemnification is provided under this Article VIII shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance coverage and any indemnity, contribution or other similar payment actually received by an Indemnified Person in respect of any such claim; provided, however, that any incremental costs and expenses (including, without limitation, increased premiums) incurred by the applicable Indemnified Person in making any claims shall constitute “Indemnifiable Damages”. Acquirer acknowledges its duty to mitigate damages in accordance with applicable law.
8.5    Claims.
(a)    On or before the last day of the Claims Period, the Tax Claims Period or the Special Claims Period (as the case may be), Acquirer may deliver to the Stockholders’ Agent, a certificate signed by any officer of Acquirer (an “Officer’s Certificate”):
(i)    stating that an Indemnified Person has incurred or paid Indemnifiable Damages, reasonably anticipates that it may incur or pay Indemnifiable Damages, or has established a reserve or accrual for Indemnifiable Damages on its financial statements in accordance with GAAP;
(ii)    stating the amount of such Indemnifiable Damages (which, in the case of Indemnifiable Damages not yet incurred or paid may be the maximum amount which may be reasonably anticipated by Acquirer to be incurred, paid, reserved or accrued); and
(iii)    specifying in reasonable detail (based upon the information then possessed by Acquirer) the individual items of such Indemnifiable Damages included in the amount so stated and the nature of the claim to which such Indemnifiable Damages are related.
(b)    No delay in providing such Officer’s Certificate within the Claims Period, the Tax Claims Period or the Special Claims Period shall affect an Indemnified Person’s rights hereunder, unless (and then only to the extent that) the Stockholders’ Agent or the Indemnifying Holders are materially prejudiced thereby. Nothing herein shall impair or prohibit Acquirer from amending any Officer’s Certificate within the relevant Claims Period, Tax Claims Period, or Special Period upon discovery of any discovering additional facts or circumstances with respect to any underlying claim(s) set forth therein.
8.6    Resolution of Objections to Claims.
(a)    If the Stockholders’ Agent objects in writing to any claim or claims by Acquirer made in any Officer’s Certificate within the 30-day period following delivery of the Officer’s Certificate, Acquirer and the Stockholders’ Agent shall attempt in good faith for 45 days after Acquirer’s receipt of such written objection to resolve such objection. If Acquirer and the Stockholders’ Agent shall so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and delivered to Acquirer and Stockholders’ Agent.

(b)    If no such agreement can be reached during the 45-day period despite good faith negotiation, but in any event upon the expiration of such 45-day period, either Acquirer or the Stockholders’ Agent may submit the dispute to be resolved in accordance with Section 9.9 below and the decision of the court as to the validity and amount of any claim in the relevant Officer’s Certificate shall be nonappealable, binding and conclusive upon the parties to this Agreement.
8.7    Stockholders’ Agent.
(a)    At the Closing, by virtue of the approval of the Merger and this Agreement by the Company Stockholders and without any further action of any of the Company Stockholders or the Company, Shareholder Representative Services LLC shall be constituted and appointed as the Stockholders’ Agent. For purposes of this Agreement, the term “Stockholders’ Agent” shall mean the agent, representative, and attorney-in-fact for and on behalf of the Indemnifying Holders to, after the Closing : (i) give and receive notices and communications to or from Acquirer (on behalf of itself of any other Indemnified Person) relating to this Agreement or any of the transactions and other matters contemplated hereby or thereby (except to the extent that this Agreement expressly contemplates that any such notice or communication shall be given or received by such stockholders individually); (ii) object to such claims pursuant to Section 8.6; (iii) consent or agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to, such claims; (iv) consent or agree to any amendment to this Agreement; and (v) take all actions necessary or appropriate in the judgment of the Stockholders’ Agent for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance. The Person serving as the Stockholders’ Agent may be replaced from time to time by a vote of the Indemnifying Holders previously holding a majority amount in the Escrow Amount. No bond shall be required of the Stockholders’ Agent
(b)    The Stockholders’ Agent shall not be liable to any former holder of Company Common Stock or any Indemnifying Holder for any act done or omitted hereunder while acting in good faith and without gross negligence or willful misconduct. (and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith and absence of gross negligence or willful misconduct). The Indemnifying Holders will indemnify, defend and hold harmless the Stockholders’ Agent from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the Stockholders’ Agent’s execution and performance of this Agreement and any agreements ancillary hereto, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Stockholders’ Agent, the Stockholders’ Agent will reimburse the Indemnifying Holders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Stockholders’ Agent by the Indemnifying Holders, any such Representative Losses may be recovered by the Stockholders’ Agent from (i) the funds in the Indemnifying Holders’ Expense Fund, (ii) the amounts in the Escrow Fund at such time as remaining amounts would otherwise be distributable to the Indemnifying Holders, and (iii) from any Company Earnout Amounts at such time as any such amounts would otherwise be distributable to the Indemnifying Holders; provided, that while this section allows the Stockholders’ Agent to be paid from the aforementioned sources of funds, this does not relieve the Indemnifying Holders from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Stockholders’ Agent from seeking any remedies available to it at law or otherwise. In no event will the Stockholders’ Agent be required to advance its own funds on behalf of the Indemnifying Holders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of the Indemnifying

Holders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Stockholders’ Agent under this Section. The foregoing indemnities will survive the Closing, the resignation or removal of the Stockholders’ Agent or the termination of this Agreement.
(c)    The Indemnifying Holders’ Expense Fund may be distributed by the Stockholders’ Agent to the Exchange Agent for further distribution to the Indemnifying Holders in accordance with each such Indemnifying Holder’s respective Pro Rata Share at such times as the Stockholders’ Agent shall determine in its sole discretion.
(d)    Any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Stockholders’ Agent shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Indemnifying Holders and shall be final, binding and conclusive upon each such Indemnifying Holder; and each Indemnified Person shall be entitled to rely upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of each and every such Indemnifying Holders.
8.8    Third-Party Claims. In the event that Acquirer becomes aware of a third-party claim which Acquirer believes may result in a claim against the Escrow Amount by or on behalf of an Indemnified Person, Acquirer shall have the right in its sole discretion to conduct in good faith the defense of and to settle or resolve any such claim (and the costs and expenses incurred by Acquirer in connection with such defense, settlement or resolution, including reasonable attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs) shall be included in the Indemnifiable Damages. The Stockholders’ Agent shall have the right to receive copies of all pleadings, notices and communications with respect to the third-party claim to the extent that receipt of such documents does not affect any privilege relating to any Indemnified Person and shall be entitled, at the expense of the Indemnifying Holders, to participate in, but not to determine or conduct, any defense of the third-party claim or settlement negotiations with respect to the third-party claim. However, except with the consent of the Stockholders’ Agent, no settlement or resolution of any such claim with any third-party claimant shall be determinative of the existence of or amount of Indemnifiable Damages relating to such matter, provided, that, in the case of a claim that is reasonably expected to exceed the amount of the then available Escrow Fund, the consent of the Stockholders’ Agent shall not be unreasonably withheld, conditioned or delayed (and which consent in all cases shall be deemed to have been given unless the Stockholders’ Agent shall have objected within fifteen (15) days after a written request for such consent by Acquirer). In the event that the Stockholders’ Agent has consented to any such settlement or resolution, neither the Stockholders’ Agent nor the Indemnifying Holders shall have any power or authority to object under Section 8.6 or any other provision of this Article VIII to the amount so consented to with respect to such settlement or resolution of such claim by or on behalf of any Indemnified Person against the Escrow Amount for indemnity with respect to such settlement or resolution.

ARTICLE IX
GENERAL PROVISIONS
9.1    Survival of Representations and Warranties and Covenants Acquirer. If the Merger is consummated, the representations and warranties of Acquirer contained in this Agreement and the other certificates contemplated hereby shall survive to the extent set forth in Section 8.4. If the Merger is consummated, all covenants of the parties shall expire and be of no further force or effect as of the Closing, except to the extent such covenants provide that they are to be performed after the Closing; provided, however, that no right to indemnification pursuant to Article VIII in respect of any claim based upon any breach of a covenant prior to the Closing shall be affected by the expiration of such covenant (subject to the limitations set forth in this Agreement).
9.2    Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice). Any notice required to be given hereunder shall be sufficient if in writing and sent by email. Any notice given by electronic mail will be deemed to have been given when sent, provided that either (i) receipt of the email is confirmed by the recipient or (ii) such notice is also sent within one business day by reliable overnight delivery service (with proof of service), hand delivery, facsimile (with confirmation of transmission) or certified or registered mail (return receipt requested and first-class postage prepaid).
(a)    if to Acquirer or Merger Sub, to:
Proofpoint, Inc.
892 Ross Drive
Sunnyvale, CA 94089
Attn:     Chief Executive Officer
General Counsel
Facsimile No.: (408) 517-4711
Telephone No.: (408 517-4710

with a copy (which shall not constitute notice) to:
Fenwick & West LLP
801 California Street
Mountain View, CA 94041
Attn:        Kris S. Withrow
Facsimile No.: (650) 988-8500
Telephone No.: (650) 335-7936
(b)    if to the Company (prior to the Closing) to:
Wombat Security Technologies, Inc.
40 24th Street
First Floor
Pittsburgh, PA 15222
Attn: Chief Executive Officer
Facsimile No.: (412) 621-1489
Telephone No.: (412) 621-1484

if to Stockholders’ Agent, to:
Shareholder Representative Services LLC
950 17th Street, Suite 1400
Denver, CO 80202

Attention: Managing Director
Email: deals@srsacquiom.com
Facsimile No.: (303) 623-0294
Telephone No: (303) 648-4085

In each case, with a copy (which shall not constitute notice) to:
Buchanan Ingersoll & Rooney PC
301 Grant Street, 20th Floor
One Oxford Centre
Pittsburgh PA 15219
Attn: Thomas G. Buchanan
Facsimile No.: (412) 562-1830
Telephone No.: (412) 562-1041

9.3    Interpretation. When a reference is made herein to Articles, Sections, subsections, Schedules or Exhibits, such reference shall be to an Article, Section or subsection of, or a Schedule or an Exhibit to this Agreement unless otherwise indicated. The headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Where a reference is made to a Contract, instrument or Legal Requirement, such reference is to such Contract, instrument or Legal Requirement as amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Legal Requirement) by succession of comparable successor Legal Requirement and references to all attachments thereto and instruments incorporated therein. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender and neutral forms of such words, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereto,” “hereunder” and derivative or similar words refer to this entire Agreement, (iv) references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection, (v) references to any Person include the successors and permitted assigns of that Person, (vi) references from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively, (vii) the phrases “provide to” and “deliver to” and phrases of similar import mean that a true, correct and complete paper or electronic copy of the information or material referred to has been delivered to the party to whom such information or material is to be provided and (viii) the phrase “made available to” and phrases of similar import means, with respect to any information, document or other material of Acquirer or the Company, that such information, document or material was made available for review and properly indexed by or its location provided to the Company or Acquirer, respectively, and its Representatives in the virtual data room established by Acquirer or the Company, respectively, in connection with this Agreement at least 24 hours prior to the execution of this Agreement or actually delivered (whether by physical or electronic delivery) to the Company or Acquirer, respectively, or its Representatives at least 24 hours prior to the execution of this Agreement. The symbol “$” refers to United States Dollars. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to a Person are also to its permitted successors and assigns. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Unless indicated otherwise, all mathematical calculations contemplated by this Agreement shall be rounded to the tenth decimal place, except in respect of payments, which shall be rounded to the nearest whole United States cent.

9.4    Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood that all parties hereto need not sign the same counterpart.
9.5    Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the exhibits and schedules attached hereto and the Company Disclosure Schedule, (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms, (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (except that Article VIII is intended to benefit Indemnified Persons, Section 5.3 is intended to benefit directors and officer of the Company and Section 8.7(b) is intended to benefit the Stockholders’ Agent) and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided herein.
9.6    Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void. Notwithstanding the foregoing, Acquirer may assign this Agreement and any of its rights, interests or obligations hereunder after the Effective Time to its Affiliates or in connection with a merger, acquisition, sale or all or substantially all of its assets or other change in control transaction.
9.7    Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.
9.8    Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing in this Agreement shall be deemed a waiver by any party of any right to specific performance or injunctive relief. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereby waive the requirement of any posting of a bond in connection with the remedies described herein.
9.9    Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.
(a)    This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).

(b)    ANY LEGAL SUIT, ACTION, OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY SHALL BE INSTITUTED IN THE CHANCERY COURT OF THE STATE OF DELAWARE LOCATED IN NEW CASTLE COUNTY, DELAWARE, AND EACH PARTY IRREVOCABLY SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF SUCH COURT IN ANY SUCH SUIT, ACTION, OR PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE, OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION, OR OTHER PROCEEDING BROUGHT IN SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION, OR PROCEEDING IN SUCH COURT AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN SUCH COURT THAT ANY SUCH SUIT, ACTION, OR PROCEEDING BROUGHT IN SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.
EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION; (ii) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (iv) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.9(C).
9.10    Rules of Construction. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each schedule and each exhibit attached hereto, the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.
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IN WITNESS WHEREOF, Acquirer, Merger Sub, the Company and the Stockholders’ Agent have each executed and delivered this Agreement, or have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

PROOFPOINT, INC.
By: /s/ Paul Auvil Name: Paul Auvil Title: CFO

WALES ACQUISITION CORP.
By: /s/ Paul Auvil Name: Paul Auvil Title: President

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IN WITNESS WHEREOF, Acquirer, Merger Sub, the Company and the Stockholders’ Agent have each executed and delivered this Agreement, or have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

WOMBAT SECURITY TECHNOLOGIES, INC.
By: /s/ Joseph Ferrara Name: Joseph Ferrara Title: President & CEO

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the Stockholders’ Agent
By: /s/ Sam Riffe Name: Sam Riffe Title: Executive Director

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